                      IN THE UNITED STATES DISTRICT COURT

                          FOR THE DISTRICT OF DELAWARE


MOORE CORPORATION LIMITED         )
and FRDK, INC.,                   )
                                  )
                 Plaintiffs,      )
                                  )
                 v.               )        Civil Action No. 95-472 MMS
                                  )
WALLACE COMPUTER SERVICES,        )
INC., ROBERT J. CRONIN,           )
THEODORE DIMITRIOU, FRED F.       )
CANNING, WILLIAM N. LANE, III,    )
NEELE E. STEARNS, JR.,            )
R. DARRELL EWERS, RICHARD F.      )
DOYLE and WILLIAM E. OLSEN,       )
                                  )
                 Defendants.      )


                                     ORDER


                 At Wilmington this 4th day of December, 1995, for the reasons set forth in the accompanying Opinion issued this date,

                 IT IS ORDERED:

                 1. Plaintiff's motion for preliminary injunction is denied.

                 2. Plaintiff's motion to dismiss the defendant Wallace's antitrust counterclaim is granted.

                 3. Defendants' motion for preliminary injunction is denied as moot.

                                               /s/ Murray M. Schwartz
                                               --------------------------------
                                                   United States District Judge

                      IN THE UNITED STATES DISTRICT COURT

                          FOR THE DISTRICT OF DELAWARE


MOORE CORPORATION LIMITED         )
and FRDK, INC.,                   )
                                  )
                 Plaintiffs,      )
                                  )
                 v.               )        Civil Action No. 95-472 MMS
                                  )
WALLACE COMPUTER SERVICES,        )
INC., ROBERT J. CRONIN,           )
THEODORE DIMITRIOU, FRED F.       )
CANNING, WILLIAM N. LANE, III,    )
NEELE E. STEARNS, JR.,            )
R. DARRELL EWERS, RICHARD F.      )
DOYLE and WILLIAM E. OLSEN,       )
                                  )
                 Defendants.      )

                     -------------------------------------

Jesse A. Finkelstein, Esq., and Daniel A. Driesbach, Esq., of Richards, Layton & Finger, Wilmington, Delaware; Of Counsel: Donald I Strauber, Esq., Thomas J. McCormack, Esq., William S. D'Amico, Esq., Robert A. Schwinger, Esq., and Eric Welsh, Esq., of Chadbourne & Parke LLP, New York, New York; attorneys for plaintiffs.

Michael D. Goldman, Esq., Stephen C. Norman, Esq., and Michael A. Pittenger, Esq., of Potter Anderson & Corroon, Wilmington, Delaware; Of Counsel: Walter
C. Carlson, Esq., William H. Baumgartner, Jr., Esq., Richard B. Kapnick, Esq., and Brandon D. Lawniczak, Esq., of Sidley & Austin, Chicago, Illinois; attorneys for defendants.


                     -------------------------------------


                                    OPINION

Dated:  December 4, 1995
Wilmington, Delaware

Schwartz, Senior District Judge



                                I.  INTRODUCTION


                 Before the Court in this securities and antitrust matter are the parties' cross motions for preliminary injunctive relief and plaintiffs' motion to dismiss defendant's counterclaim. In their motion for a preliminary injunction, plaintiffs Moore Corporation Limited and its wholly-owned subsidiary FRDK, Inc. (collectively, "Moore") seek to enjoin defendants Wallace Computer Services, Inc. and its Board of Directors (collectively, "Wallace," "Board," or "Wallace Board") from implementing Wallace's antitakeover devices or taking any other actions to impede Moore's tender offer. Moore contends that such antitakeover maneuvers constitute a breach of fiduciary duty to the Wallace shareholders. As principal relief, Moore seeks to compel Wallace to redeem its "poison pill," which according to Moore presents the most serious obstacle to the consummation of the tender offer.

                 Wallace has counterclaimed that Moore's tender offer, if consummated, would violate Section 7 of the Clayton Act, 15 U.S.C. Section 18. In response, Moore has moved for dismissal of the counterclaim pursuant to Fed.
R. Civ. P. 12(b)(6), arguing that Wallace has not alleged sufficient antitrust injury and therefore lacks standing to bring this claim. Wallace has also moved for a preliminary injunction as to this antitrust counterclaim.(1)



- --------------------

(1.)     Wallace also alleged that both Moore and counterclaim defendant Reto
Braun ("Braun"), Moore's Chairman and Chief Executive Officer, have made misleading statements in connection with the tender offer, in violation of Sections 14(d) and (e) of the Securities Exchange Act of 1934 (the "Securities Exchange Act"). Alleging false and misleading statements in violation of
Section 14(a) of the Securities Exchange Act, Wallace sought to enjoin Moore's proxy contest concerning the upcoming annual Wallace Board meeting, to be held on Friday, December 8, 1995. The Wallace pre-hearing and post-hearing briefs

                                                                 (continued...)

                 Consonant with the high stakes in this case, the parties have erected a voluminous record for the Court's consideration. Prior to, contemporaneous with, and following a preliminary injunction hearing, the Court has been "carpet bombed"(2) with a rash of legal memoranda, over two hundred exhibits, myriad depositions, with separately filed excerpts and highlights from those same depositions, and a salmagundi of other documents. In addition to considering all of the above, the Court also will refer to testimony elicited at a three day preliminary injunction hearing held November 7-9, 1995.

                 Jurisdiction is based on diversity of citizenship, 28 U.S.C.
Section 1332, and federal question jurisdiction, 28 U.S.C. Section Section 1331, 1337(a), 15 U.S.C. Section 26. Venue is proper under 28 U.S.C. Section 1391(c) and 15 U.S.C. Section 22. This opinion contains this Court's findings of fact and conclusions of law, pursuant to Fed. R. Civ. P. 52(a); to the extent that findings of fact are placed among conclusions of law, they should be deemed findings of fact.

                 For the reasons set forth below, the Court will deny Moore's motion for preliminary injunction with respect to the breach of fiduciary duty claim and grant Moore's motion to dismiss Wallace's Clayton Act counterclaim. Wallace's motion for preliminary injunction with respect to the antitrust claims will therefore become moot.





- --------------------

(...continued)
contained no discussion whatsoever of these allegations. Additionally, Wallace's counsel advised that Wallace was taking no steps to impede the proxy contest. The Court will therefore treat the allegations as withdrawn.

(2.)     Bon-Ton Stores, Inc. v. May Dep't Stores Co., 881 F. Supp. 860, 863
(W.D.N.Y. 1994) (citing Consolidated Gold Fields PLC, Inc. v. Anglo Am. Corp., 713 F. Supp. 1457, 1475 (S.D.N.Y.), op. amended, 890 F.2d 569 (2d Cir.), cert.
dismissed, 492 U.S. 939 (1989)).

                                II.  THE PARTIES


                 Plaintiff Moore Corporation Limited is an Ontario, Canada corporation engaged in the business of delivering information handling products ("business forms" or "forms") and services, with its principal place of business in Toronto, Ontario. Docket Item ("D.I.") 1, paragraph 7. Plaintiff FRDK, Inc. is a New York corporation with its principal place of business in Toronto, Ontario. Id. paragraph 8. As a wholly-owned subsidiary of Moore Corporation Limited, FRDK, Inc. was incorporated for the purpose of making a tender offer for all outstanding Wallace stock in connection with a proxy solicitation and merger. Id. paragraph 8. Counterclaim defendant Braun is the Chairman and Chief Executive Officer of Moore Corporation, Limited.

                 Defendant Wallace is a Delaware corporation engaged predominately in the computer services and supply industry, with its principal place of business in Hillside, Illinois. Id. paragraph 9. Defendants Robert
J. Cronin ("Cronin"), Theodore Dimitriou ("Dimitriou"), Fred F. Canning ("Canning"), William N. Lane, III ("Lane"), Neele E. Stearns, Jr. ("Stearns"),
R. Darrell Ewers ("Ewers"), Richard F. Doyle ("Doyle"), and William E. Olsen ("Olsen") are members of the eight-member Wallace Board of Directors. Of these eight directors, all but Cronin and Dimitriou are independent directors.
Cronin presently serves as President and Chief Executive Officer of Wallace. Dimitriou formerly served as Chief Executive Officer, and now serves as Chairman of the Wallace Board.

                       III.  MOORE'S FIDUCIARY DUTY CLAIM

A.  Facts

                 As with all actions alleging breach of fiduciary duty by a target corporation's Board of Directors, a detailed examination of the actions of the Wallace Board is required to provide context to the claim. In February, 1995, Moore's Chief Executive Officer Braun approached Wallace management proposing a possible business combination between Moore and Wallace. D.I. 176 at 2-3. On March 8, 1995, the Wallace Board instructed its Chief Executive Officer Cronin to advise Braun that Wallace had no interest in a business combination with Moore. Between February and June, 1995, attempts were made by Braun to meet with Cronin over lunch to discuss the matter, but the lunch meeting never occurred. On June 14, 1995, the Wallace Board approved an employment agreement for Cronin that provided Cronin, among other items, a severance package in the amount of $8 million in the event of a change in his job duties. D.I. 107, Deposition of Doyle ("Doyle Depo."), at 52. The substance of this agreement, in all pertinent respects, was identical to a prior agreement between Wallace and Dimitriou, Cronin's predecessor as Chief Executive Officer. Additionally, the Wallace Board adopted a bylaw amendment creating a 60-day notice requirement applicable to shareholders desiring to bring business for consideration at Wallace's annual meeting. Id. at 56.

                 On July 30, 1995, a Sunday, Moore announced its intention to commence a tender offer for all outstanding shares of Wallace common stock (together with the associated preferred stock purchase rights that were issued in connection with Wallace's poison pill) at a price of $56 per share, a number which was determined with the advice of Moore's financial consultant Lazard Freres. The value of the proposed transaction was approximately $1.3 billion. D.I. 1, paragraph 20. Moore int ends, as soon as practicable after the consummation of the tender offer, to cause Wallace to merge with FRDK, and purchase all shares not tendered. Concurrently with the tender offer, Moore has delivered proxy solicitation materials to the Wallace shareholders in order to nominate three individuals to serve as and replace the entire membership of the Wallace Board. Id. paragraph paragraph 21, 22.(3)

                 The $56 tender offer was an all-cash offer for all shares that would provide Wallace shareholders a premium of 27% over the market price of Wallace stock value as of the date of the announcement of the offer. Id. paragraph paragraph 24, 25. The offer was conditioned upon, inter alia, (a) the valid tender of a majority of all outstanding shares of Wallace's common stock on a fully-diluted basis on the date of purchase; (b) the redemption, invalidation or inapplicability of the rights allowed under the Preferred Stockholder Rights Plan (the poison pill);(4) (c) Wallace Board approval of the acquisition of shares pursuant to the offer and proposed merger under Section 203 of the Delaware Business Combination Statute ("Section

- --------------------

(3.)     On August 2, 1995, FRDK filed a Schedule 14D-1 with the Securities and
Exchange Commission ("SEC"), detailing the provisions of the tender offer.
D.I. 28 at 19.

(4.)     The poison pill was adopted on March 14, 1990, and caused the Wallace
Board to declare a dividend of one preferred stock purchase right per share of common stock, payable to each shareholder of record as of March 28, 1990. Each right entitles the holder to purchase from Wallace one two-hundredth of a share of designated stock at a price of $115. Additionally, following the occurrence of certain events, including the acquisition of 20% or more of Wallace's common stock, each holder of a right is entitled to exercise that right by purchasing common stock of Wallace at half-price. D.I. 1, paragraph 29.

 203");(5) (d) the proposed merger having been approved pursuant to Article Ninth of Wallace's Restated Certificate of Incorporation ("Article Ninth"), or the inapplicability of such article to the offer and proposed merger;(6) and
(e) the availability of sufficient financing to consummate the offer and proposed merger.(7) Id. paragraph 20.

                 Moore communicated its intent to launch the tender offer to Wallace by leaving a telephone message that Sunday evening at Cronin's home. Upon receiving the information, Cronin contacted the Wallace Board and officers, and a group of advisors met them at their corporate headquarters. On Monday, July 31, Wallace, based on the recommendation of Dimitriou, retained Goldman Sachs ("Goldman") as its financial advisor to review the adequacy of the Moore tender offer. Dimitriou recommended Goldman based on the fact that Goldman had previously done work for Wallace, and that Goldman enjoyed the reputation as being a leading investment firm.




- --------------------

(5.)     Section 203 applies to any Delaware corporation that has not opted out of the statute's coverage. It provides that any person acquiring 15% or more of a company's voting stock (thereby becoming an "interested shareholder") may not engage in any business combination, including a merger, for three years after becoming such, unless that person obtains or has obtained certain approvals by the Board of Directors, or the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested shareholder. See 8 Del. C. Section 203.

(6.)     Article Ninth, entitled "Certain Business Combinations," is designed to impede coercive and inadequate tender offers. It prohibits certain business combinations by any "interested shareholder" (defined to include any person who directly or indirectly owns 20% or more of the outstanding voting power of Wallace, or an affiliate or assigned thereof), unless the affirmative vote of at least 80% of the combined voting power of the then outstanding shares of Wallace stock is obtained. D.I. 1, paragraph paragraph 34, 35. Like the poison pill, Article Ninth was in place years before the initiation of the Moore tender offer.

(7.)     Testimony at the November hearing was to the effect that financing had been obtained, with a commitment for the same extending to December 11, 1995.

                 That same day, at 8:30 a.m., Moore filed the complaint in this action seeking the Court to compel the removal of the antitakeover devices and to declare that the proposed merger complied with all applicable laws. See Moore Corp. v. Wallace Computer Servs., 1995 WL 590561 (D. Del. Sept. 19,
1995). Wallace moved to dismiss the complaint on the dual grounds that the action was not yet ripe, and that plaintiffs engaged in impermissible forum shopping. The motion was denied. See id. On August 1, 1995, the Wallace Board met for the first time to consider the offer and to ratify the retention of Goldman as the company's financial advisor. Doyle Depo. at 107.(8)

                 Cody Smith ("Smith"), a Goldman partner, headed his firm's evaluation of the proposed tender offer. In accordance with requests from Goldman, Wallace management provided a series of documents reflecting historic information and future projections to Goldman on Monday, July 31, 1995. D.I. 107, Deposition of Michael J. Halloran ("Halloran Depo."), at 72-73. These documents, assembled and presented by Michael J. Halloran ("Halloran"), a Wallace vice president and its Chief Financial Officer, included the following: annual reports for preceding years, Securities and Exchange Commission Form 10K reports, proxy reports, quarterly statements for the first three fiscal quarters of 1995, and any current analysts reports Wallace had on file. Id. Additionally, Halloran provided Goldman with its



- --------------------

(8.)     The fee arrangement negotiated between Wallace and Goldman merits a brief description at this point, since Moore argues that the compensation arrangement biased Goldman in favor of finding inadequacy. Under the provisions of the arrangement, if Wallace remained independent, Goldman would receive $500,000 initially, plus additional $1.5 million increments, up to a total of $8 million. If Moore's $56 tender offer succeeded, Goldman would receive 6.2% of the total amount of the offer, up to approximately the same $8 million. However, because the fee is structured on a percentage scale, Goldman would obviously receive more than the $8 million if the eventual offer was for a price over $56 per share.

June, 1995 Strategic Plan (the "Strategic Plan"). Id. at 73-74. All of the figures and data provided to Goldman were prepared exclusively by Wallace.

                 The Strategic Plan contained projections which were, in large part, dependent upon future acquisitions. However, Smith testified that but for one acquisition, the Strategic Plan acquisition-related projections were not used by Goldman in preparing its report. Transcript of Hearing ("Tr.") 440, 444-45. Goldman made no independent investigation of the figures supplied by Wallace, nor did it make any changes thereto, but did speak with department heads at Wallace to review their component businesses, the basis of their forecasts, and the evidence supporting their forecasts. Id. at 423.

                 On August 4th, 1995, Goldman visited the Wallace headquarters in Hillside, Illinois. Wallace provided Goldman with its 1996 budget and additional supporting papers thereto. Wallace also gave Goldman its projections for fiscal year 1996 by quarter, as well as a projection through fiscal year 2000. The numbers set forth in the projections contained adjustments to reflect additional financial information which Wallace had gained in the two month interim since the Strategic Plan was created. Wallace then was asked to provide additional figures to include projections through the year 2002, which Wallace gave Goldman on August 9th. These projections contained more generous assumptions than previously supplied. Wallace explained that these more optimistic figures were given to Goldman because "we realized that we really had not given ourselves credit for some major initiatives we were taking to redo our manufacturing system," which was expected to be completed by the end of the calendar year 1996. Halloran Depo. at 118-119. Both subsequent sets of figures contained higher projected earnings that the first set.

                 On August 11, 1995, the Wallace Board met for the purpose of reviewing the adequacy of the Moore offer. Goldman presented its preliminary opinion that $56 was inadequate. The Wallace Board took no action at that time. On August 14, 1995, the Board met again, when Goldman issued its final opinion as to the inadequacy of the Moore offer.(9) The Board unanimously concluded that the offer was inadequate. Their decision was based on the presentation of Goldman and the results from the fourth quarter of fiscal 1995 (May, June and July). Wallace sales had increased 32% to 33% over the prior year and profits had increased 32%. Both the actual figures from the fourth quarter of fiscal 1995 and all of fiscal 1995 were record results and were above those projected by financial analysts. Additionally, the Wallace Board believed that the proposed union between the companies would present antitrust concerns. On August 15, 1995, Wallace formally rejected Moore's offer. D.I. 28 at 2.

                 On October 12, 1995, Moore raised its offer price to $60 per share. Again, the Walllace Board met to consider the offer. Additional material was given to Goldman to provide an updated set of data regarding their financial status. On October 17, 1995, Goldman presented its opinion that the $60 offer was inadequate. Goldman based its opinion in part on the fact that Wallace is presently generating and receiving the benefits of its capital expenditure plan for infrastructure such as the Wallace Information Network ("WIN") system,


- --------------------

(9.)     The report prepared for the August 14 presentation differed from that prepared for the August 11th presentation, because the latter contained two assumptions which were inconsistent with one another, yielding an incorrect result.

which has become successful only within the past two years.(10) Tr. 429-30. Further, Wallace's recent alliance with United Stationeres, an office products company, had begun to produce favorable returns. Id. at 430. Goldman also believed that a reorganization or recapitalization plan, which Wallace could adopt, would produce current value which could exceed $60 per share, yet still allow its shareholders to retain their ownership interest in the company, a result the Moore cash-out offer could not achieve. Id. at 431.

                 The Board concurred in the Goldman conclusion that the price was inadequate, because recent financial results demonstrated continued improvement and momentum in the marketplace. At neither the August 14th nor the October 17th meeting did Goldman provide Wallace with a range of values that would be adequate or fair. Similarly, Goldman did not inform the Board the margin by which the Moore offers fell short of adequacy, nor did the Board ask. At both meetings, however, Goldman went through its materials with the Wallace Board and answered questions posed by the Board regarding the Goldman analysis. Tr. 421.

                 A hearing on Moore's motion for a preliminary injunction was held on November 7-9th, 1995. At that time, 73.4% of Wallace shareholders had tendered their

- --------------------

(10.)    A major asset of Wallace is its recently-developed computer system known as the "Wallace Information Network" ("WIN"). The WIN system is a set of computer programs that links together several other Wallace systems, such as its order entry, order management, manufacturing, inventory management, distribution and billing systems, for the purpose of delivering services and assisting the customer, as well as reducing costs. Tr. 220. The benefits WIN provides largely accrue to large, out-source customers because it enables them to control inventories, manage accounts and identify items for consolidation. Moore's internal documents reveal that (1) the WIN system is a superior system;
(2) Moore entered into an agreement with Electronic Data Systems in a bid to engage in a technological catch-up which has not been successful, Tr. 60; and
(3) Wallace has been beating Moore in head-to-head competition for large, forms-intensive customers with multiple locations.

shares. Moore alleges that the all cash tender offer, proposed merger, and proxy solicitation cannot be completed unless Wallace agrees to remove or make inapplicable its anti-takeover devices, including its poison pill, Article Ninth, and the protection of Section 203. D.I. 1, paragraph 27. The Board's failure to redeem the poison pill, however, is the gravamen of Moore's prayer for injunctive relief.(11)

B.       Analysis

         1.      Standard of Review

                 Before reaching the substantive issues in this case, the Court must determine the standard of review applicable to the Wallace Board's challenged actions. A shareholder challenge to board actions usually entails one of the following standards of judicial review: the traditional business judgment rule, the Unocal standard of enhanced judicial scrutiny, see Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946 (Del. 1985), or the entire fairness standard, see, e.g., AC Acquisitions Corp. v. Anderson, Clayton & Co., 519 A.2d 103, 111 (Del. 1986). Unitrin, Inc. v. American Gen. Corp., 651 A.2d 1361, 1371 (Del. 1995). Determining the appropriate standard of review is not a task this Court takes lightly.




- --------------------

(11.)    The Wallace Board is entitled under its poison pill to redeem the rights or make the poison pill inapplicable to the offer and proposed merger by an amendment to the rights agreement. D.I. 1, paragraph 30. The Board is also empowered under Article Ninth to avoid the shareholder vote requirement by approving the transaction by a majority vote of the Board. Id. paragraph 36. Finally, the Board has the right to opt out of Section 203's protection under Delaware law. Id. paragraph 31. While the court notes that Moore also seeks to compel Wallace to make inapplicable Article Ninth of its Restated Certificate of Incorporation, and opt out of the protection of 8 Del. C.
Section 203, Moore's briefs submitted before and after oral argument confine its discussion to the poison pill. Additionally, no portion of oral argument was devoted to these defenses. Accordingly, the Court will so limit its discussion.

"Because the effect of the proper invocation of the business judgment rule is so powerful. . ., the determination of the appropriate standard of judicial review frequently is determinative of the outcome of [the] litigation." Id. (quoting Mills Acquisition Co. v. Macmillan, Inc., 559 A.2d 1261, 1279 (Del.
1988)). While the entire fairness standard has no application to the case presently before the Court,(12) the business judgment rule and Unocal enhanced scrutiny will apply. Accordingly, the Court will first address the interplay between the two standards of review.

                 The business judgment rule is a judicially-created doctrine which gives recognition to the fundamental tenet of Delaware General Corporation Law that directors are charged with managing the business and affairs of the corporation. See 8 Del. C. Section 141. It is a presumption that in making a business decision, the directors of a corporation act on an informed basis, in good faith and honest belief that the action taken was in the best interests of the corporation. Aronson v. Lewis, 473 A.2d 805, 812 (Del. 1984). The bedrock principle embodied in the business judgment rule is the court's reluctance to substitute its judgment for




- --------------------

(12.)    The "entire fairness" standard of review applies "where a
self-interested corporate fiduciary has set the terms of a transaction and caused its effectuation." AC Acquisitions Corp. v. Anderson, Clayton & Co., 519 A.2d 103, 111 (Del. 1986). A reviewing court must review the transaction and determine that the merits satisfy the court of its entire fairness, id., including scrutiny of both "fair dealing" and "fair price." Mills Acquisition Co. v. Macmillan, Inc., 559 A.2d 1261, 1280 (Del. 1988). The "entire fairness" standard applies "only if the presumption of the business judgment rule is defeated," Grobow v. Perot, 539 A.2d 180, 187 (Del. 1988) (citing Aronson v. Lewis, 473 A.2d 805, 812-17 (Del. 1984)), due to allegations of board self-dealing. See, e.g., Unitrin Inc. v. American Gen. Corp., 651 A.2d 1361, 1372 (Del. 1995) ("The Court of Chancery concluded that the Board's implementation of the poison pill and the Repurchase Program, in response to American General's Offer, did not constitute self-dealing that would require the Unitrin Board to demonstrate entire fairness."). Since there are no allegations in the present case of an interested transaction, this standard is inapplicable and will not be discussed.

that of a board if the board's decision can be attributed to any rational business purpose. Sinclair Oil Corp. v. Levien, 280 A.2d 717, 720 (Del. 1971). The plaintiff bears the initial burden and must establish facts sufficient to persuade the Court that the presumption of the business judgment rule has been rebutted and therefore the Court should substitute its own judgment for that of the Board. See Unitrin, 651 A.2d at 1374.

                 When a board is confronted with a hostile tender offer, it has the obligation to determine whether the offer is in the best interests of the corporation and its shareholders. The board's duty to the shareholders in this context is no different from its duty in any other situation, and its decision should be entitled to the same deference it would receive in other matters. Unocal, 493 A.2d at 954. However, because directors might have some entrenchment motive, described by the Supreme Court of Delaware as the "omnipresent specter that a board may be acting primarily in its own interests, rather than those of the corporation and its shareholders," an "enhanced judicial scrutiny" is applicable to board decisions in the tender offer context. That standard must be satisfied before the board's actions are reviewed under the traditional business judgment rule. Id. This enhanced test places the initial burden upon the board to demonstrate compliance therewith before the presumption of the business judgment rule may be invoked. See Unitrin, 651 A.2d at 1374.

                 Under the enhanced judicial scrutiny test set forth in Unocal, the directors must show they had reasonable grounds for believing that a danger to corporate policy and effectiveness existed, a burden which is satisfied by showing good faith and reasonable investigation. Unocal, 493 A.2d at 955 (quoting Cheff v. Mathes, 199 A.2d 548, 554-55 (Del. 1964)). This proof is materially enhanced where the board is comprised of a majority of outside independent directors who have complied with their duties of good faith and reasonable investigation. Unocal, 493 A.2d at 955; see also Aronson, 473 A.2d at 812. However, the board is not empowered with unbridled discretion to defeat any perceived threat by whatever draconian means available. Unocal, 493 A.2d at 955. A defensive measure may only survive enhanced judicial scrutiny and fall within the purview of the business judgment rule if it is reasonable in relation to the threat posed. Id.

                 Once the directors meet their burden under Unocal of showing a threat and response proportional to that threat, their actions will be subjected to review under the traditional business judgment rule. See Macmillan, 559 A.2d at 1288; see also In re Sea-Land Corp. Shareholders Litigation, 642 A.2d 792, 804 (Del. Ch. 1993) ("[B]efore a board may receive the normal protection of the business judgment rule, it must demonstrate that its actions were reasonable in relation to the advantage sought to be achieved or to the threat allegedly posed."). The Supreme Court of Delaware and Chancery Court have repeatedly held that the refusal to entertain an offer may comport with a valid exercise of the board's business judgment. Paramount Communications, Inc. v. Time, Inc., 571 A.2d 1140, 1152 (Del. 1989) ("Time"); Macmillan, 559 A.2d at 1285 n.35; Smith v. Van Gorkom, 488 A.2d 858, 881 (Del.
1985).

         2.      Preliminary Injunction Standard

                 In addition to bringing its legal position within the strictures of substantive Delaware corporate law, Moore must satisfy the procedural criteria for granting a preliminary injunction. Not surprisingly, at some point, the two burdens become intertwined. In a preliminary injunction proceeding, plaintiff bears the burden of establishing
(1) the likelihood of success on the merits; (2) the extent of irreparable injury from the conduct complained of; (3) the extent of irreparable harm to the defendants if the preliminary injunction issues; and (4) effect on the public interest if relief were granted. Clean Ocean Action v. York, 57 F.3d 328, 331 (3d Cir. 1995); Opticians Ass'n of Am. v. Independent Opticians of Am., 920 F.2d 187, 191-92 (3d Cir. 1990). In effect, the board must defeat the plaintiff's ability to discharge this burden by demonstrating that even under Unocal's enhanced scrutiny, the board's actions merited the protection of the business judgment rule. See Unitrin, 651 A.2d at 1375. Plaintiff's likelihood of success on the merits, therefore, is a function of the board's inability to discharge its Unocal burden. See id.

                 In accordance with the Unocal analysis utilized by the Supreme Court of Delaware and the standard for a preliminary injunction recognized by the Third Circuit Court of Appeals, the Court will review the facts of the case sub judice under the following analytical framework. As to the likelihood of success on the merits: (1) Were the actions of the Wallace Board defensive?
(2) If so, did the Wallace Board satisfy its burden under Unocal? (a) What was the nature of the threat perceived by the Wallace Board by the Moore tender offer? (b) Were the Wallace Board's actions reasonably proportionate to the perceived threat of the Moore tender offer? As to the balance of the equities and the public interest: (1) Has Moore demonstrated irreparable injury if the relief sought is not granted? (2) Is the extent of Moore's injury if the injunction does not issue greater than the injury to Wallace if the injunction issues? (3) Has Moore shown that the relief sought is not adverse to the public interest?

                 a) Likelihood of Success on the Merits

                    i) Were the Actions Taken by the Wallace Board "Defensive"?

                 A defensive measure taken by the board in response to some perceived threat to the corporation is the sine qua non triggering Unocal's enhanced judicial scrutiny. See Unitrin, 651 A.2d at 1372. Whether board action is "defensive" can be determined from a variety of factual circumstances, such as the timing of consideration and implementation of the measure in relation to the initial appearance of the corporate threat. See id. (poison pill, advance notice bylaw provision for shareholder proposals, and stock repurchase program, adopted by board after commencement of tender offer, deemed defensive measures); Gilbert v. El Paso Co., 575 A.2d 1131, 1136 (Del.
1990) (golden parachute agreements, Employee Savings and Stock Ownership Plans and shareholder supermajority voting provisions adopted after initiation of tender offer deemed defensive measures). Proper determination of the defensive nature of the board's challenged actions is critical. If a particular measure taken by the board is not found to be defensive, the reviewing court must review the board's action under the business judgment rule. Id. at 1143-44 (a business combination plan which predates the outside bid is not a defensive measure and therefore not subject to Unocal's enhanced judicial scrutiny).

                 In the case sub judice, the allegedly defensive measures taken by the Wallace Board include the following: (1) the failure to redeem the poison pill; (2) the adoption of a "golden parachute" employment contract with Cronin; and (3) the amendment to the Wallace bylaws to require a 60-day advance notice period for shareholder proposals for the Wallace annual meeting. With respect to the failure to redeem the poison pill, the Court finds this to be a defensive measure. Poison pills are, by definition, defensive. Even when they are adopted prior to a takeover bid as a preventative measure, they become defensive when the board fails to redeem them after a hostile tender offer is commenced. See Moran v. Household Int'l, Inc., 500 A.2d 1346, 1350 (Del. 1985).

                 Evidence adduced at the evidentiary hearing persuaded the Court that the golden parachute component of Cronin's employment agreement was not adopted as a defensive measure. Doyle testified that the Wallace Board fully intended to adopt an employment agreement for Cronin, identical in all pertinent respects to that of Dimitriou, Cronin's predecessor, but for some reason failed to get around to it in a timely fashion. During this period of laxity, Moore had been attempting to lure Wallace management over to its company. Tr. 292. In addition to finding Doyle's testimony to be credible, the facts that such agreements are commonplace among chief executives of major companies and that Cronin's severance package was identical to that of his predecessor, persuade this Court that the adoption of the golden parachute agreement was not a defensive measure. The advance notice amendment to the Wallace bylaws is a mild defensive measure, see Unitrin, 651 A.2d at 1369. However, it has played no role in either the tender offer or the proxy contest, which explains why it was not briefed or argued by either party. Accordingly, enhanced judicial scrutiny will be limited to the Wallace Board's failure to redeem the poison pill.

                 ii) Unocal's Enhanced Judicial Scrutiny

                          (A)     Did the Moore Offer Pose a Threat to Wallace?

                 Unocal's first inquiry focuses upon the existence and nature of the threat to the target company. Unocal, 493 A.2d at 955. Under this inquiry, the target board must demonstrate that after reasonable investigation, the board determined, in good faith, that the tender offer posed a threat to the corporation or its shareholders which warranted the adoption of a defensive measure. See Unitrin, 651 A.2d at 1375. An affirmative and precise determination of a threat must be demonstrated before moving to the second inquiry under Unocal, as this first inquiry informs the second. See Unitrin, 651 A.2d at 1384 ("the nature of the threat associated with a particular hostile offer sets the parameters for the range of permissible defensive tactics."); see also Time, 571 A.2d at 1154 ("The obvious requisite to determining the reasonableness of a defensive action is a clear identification of the nature of the threat."). The Unocal Court also held that the presence of a majority of outside directors will materially enhance the board's proof on this issue. Unocal, 493 A.2d at 955.

                 Wallace argues that the Moore tender offer posed a serious threat to Wallace in that (1) the $56 and $60 offers are inadequate, (2) the offer is squarely contrary to Wallace's successful business strategy, and (3) the tender offer is illegal under the antitrust laws. Moore argues that the tender offer poses no threat to Wallace because, at least as to inadequacy, the Wallace Board never undertook to discover what an adequate or "fair" price for Wallace stock would be. Thus, Moore argues, Wallace has no basis upon which to determine that the allegedly inadequate price constitutes a threat. Second, Moore argues that the alleged threat to

Wallace's business plan is not legally cognizable, and dismisses as unwarranted Wallace's analogy to Time, 571 A.2d 1140. Third, Moore argues that the alleged antitrust concerns do not constitute a threat to Wallace, because, as Wallace itself admits, the antitrust litigation was commenced solely for the purposes of deterring the consummation of Moore's offer.

                 Since Unocal, Delaware courts have struggled to determine what threats cited by target management as justification for defensive measures are legally cognizable. Early decisions presented easy cases for an affirmative determination of a threat. For example, in Unocal itself, the threat posed by the offer was due to the coercive nature of the offer.(13) See Unocal, 493 A.2d at 956 (two-tier, "front-loaded" cash tender offer for approximately 37% of company's outstanding stock is inadequate and coercive, and posed a threat to shareholders); see also El Paso, 575 A.2d at 1145 (coercive, two-tier, partial tender offer is "serious" threat to shareholders). In those cases, the threat is obvious: shareholders will feel compelled to tender their shares to avoid being treated less favorably in the second stage of the transaction. See Time, 571 A.2d at 1152.

                 An inadequate, non-coercive tender offer may also pose a legally cognizable threat in two ways. First, the target corporation may be inclined to provide the shareholders



- --------------------

(13.)    A "coercive" offer is a term of art used to describe an offer which has the effect of compelling shareholders to tender their shares out fear of being treated less favorably in the second stage. A classic example of a coercive offer is a partial, front-loaded tender offer. In that case, a shareholder might elect to tender immediately, since he cannot be guaranteed the same terms should he elect not to tender and the tender offeror succeeds. At that point, as a minority shareholder, he might be treated adversely. A "noncoercive" offer, on the other hand, is one which does not create that compulsion. An example of a noncoercive tender offer would be an all shares, all cash, fully negotiable tender offer, where all shareholders are treated equally, no matter when they tender. For a detailed explanation of these terms, see City Capital Assoc. v. Interco Inc., 551 A.2d 787, 797 (Del. Ch.
1988).

with a more attractive alternative, but may need some additional time to formulate and present that option. During the interim, the threat is that shareholders might choose the inadequate tender offer only because the superior option has not yet been presented. See, e.g., City Capital Assoc. v. Interco Inc., 551 A.2d 787, 798 (Del. Ch. 1988) (retention of poison pill is appropriate response to give target time to develop an alternative plan to maximize shareholder value). Second, in addition to the threat of inadequacy, the board might also find that the danger that shareholders, tempted by the suitor's premium, might tender their shares in ignorance or mistaken belief as to management's representations of intrinsic value and future expectations. See, e.g., Time, 571 A.2d at 1153 (threat posed by the fact that "shareholders might elect to tender into Paramount's cash offer in ignorance or in a mistaken belief of the strategic benefit which a business combination with Warner might produce."); see also Unitrin, 1994 WL 698483 at *6 (Del. Ch. Oct. 13, 1994) ("Board action may be necessary to protect stockholders form a 'low ball' negotiating strategy, or to allow the board to make an important decision over the management of the corporation. There are no limited categories of threats posed by an unsolicited offer, but the board's perception of a threat must be reasonable.") (citations omitted), rev'd on other grounds, 651 A.2d 1361.(14)

- --------------------

(14) In an effort to delineate different types of threats for the purposes of Unocal, the Time Court quoted the collected views of commentators as set forth in Ronald J. Gilson & Renier Kraakman, Delaware's Intermediate Standard for Defensive Tactics: Is There Substance to Proportionality Review?, 44 Bus. Law. 247, 267 (1989). Types of threats include the following:

                 (i) opportunity loss . . . [where] a hostile offer might deprive target shareholders of the opportunity to select a superior alternative offered by target management [or, we would add, offered by another bidder];

                                                                 (continued....)





- --------------------

                 In determining whether the Wallace Board made a good faith determination after reasonable investigation that the Moore offer posed a threat, the Court is guided by a recent and closely analogous decision of the Supreme Court of Delaware in Unitrin, 651 A.2d 1361. There, the court determined that the Unitrin board reasonably perceived a threat to the corporation from the suitor's offer in that shareholders might mistakenly tender without knowledge as to the projected future value of the shares. The board cited several reasons for its determination of a threat: the board's belief that (1) Unitrin stock was worth more than the 50-3/8 offer price; (2) the tender offer price did not reflect Unitrin's long term business prospects as an independent company; (3) the "true value" of Unitrin was not reflected in the current market price of its common stock; (4) because of its strong financial position, Unitrin was well positioned to "pursue strategic and financial opportunities;" and (5) the merger with American General would have anticompetitive effects and thus raise antitrust concerns. Id. at 1370. The court deferred to the board's reasonable perception of the threat. Id.; cf. Shamrock Holdings, Inc. v. Polaroid Corp., 559 A.2d 278, 289-90 (Del. Ch. 1989) (noncoercive, all cash, all shares, inadequate tender offer constitutes a cognizable threat since target was on verge of winning a judgment in excess of $5 billion, an asset with a present value shareholders would be unable to value).


- --------------------
(...continued)
                 (ii) structural coercion, . . . the risk that disparate treatment of non-tendering shareholders might distort shareholders' tender decisions; and

                 (iii) substantive coercion, . . . the risk that shareholders will mistakenly accept an underpriced offer because they disbelieve management's representations of intrinsic value.

Time, 571 A.2d at 1153 n.17.

                 With these principles in mind, the court turns to the evidence proffered by Wallace to determine whether it demonstrates the Board's good faith belief, made after reasonable investigation, that the Moore offer posed a legally cognizable threat. First, the procedure followed by the Wallace Board in assessing each offer by Moore demonstrates reasonable investigation for purposes of Unocal. When Moore's first offer of $56 was made, the Wallace Board met three times within two weeks to review the terms of the offer and assess its merits. Wallace retained Goldman as its investment banker to review the financial aspects of the proposed transaction. Goldman prepared its analysis by using projections which were reasonably related to past growth and historical data which was provided by Wallace management. Collectively, the Board considered Wallace's current business plans and strategies, its financial projections, its current financial results and future projections, and the opinion of Goldman in arriving at its decision that the $56 offer was inadequate. Further, several individual members of the Board took the position that, based on their knowledge and experience, the offer seemed to be a "low ball" offer.(15) The same investigative procedure was

- --------------------

(15.)    Characteristic of the opinions of Wallace Board members as to the future success of the company is the following excerpt from the testimony of Mr. Doyle:

                 I think that Wallace, personally, is the epitome of what a successful American company ought to be. If we go back to the middle sixties, Wallace decided that it would change basically -- would start to change from being basically a manufacturing and production company to a sales/marketing-oriented company that was very customer-oriented. It has -- today, it is, in my judgment, the best company in its field with respect to technology. It has an exceptionally dedicated and high-morale work force. It has a good experienced management. It has an excellent balance sheet with very little debt and a large cash

                                                                 (continued....)

followed when Moore raised its offer price to $60. Updated financial information was given to Goldman which represented the actual, rather than projected, 1995 figures. After Goldman analyzed the information, Goldman again arrived at the conclusion that the $60 offer was also inadequate. The Board considered the presentation of Goldman and arrived at its conclusion that the second offer was also inadequate.

                 The Wallace Board's decision reflected consideration of a variety of factors which were also reflected in the Goldman report, including the belief that the fourth quarter of fiscal 1995 (May, June and July, 1995), promised to be a good one. That belief became a reality: sales had increased 32% to 33% over the prior year, and profits had increased 32%. The fact that Wallace is generating and receiving the benefits of its capital expenditure plan, specifically to WIN system, as well as Wallace's recent alliance with United Stationers which had begun to produce favorable returns, were also considered. These data suggested to the Board that Wallace could achieve returns greater than Moore's offer, while allowing the shareholders to retain their ownership interest. Accordingly, the Court cannot conclude that the Wallace Board lacked good faith or acted unreasonably in its investigation of the Moore offer.

                 Moore argues that the Wallace Board has not demonstrated good faith and reasonable investigation, on the ground that the preparation performed by Goldman was





- --------------------

(...continued)
                 position. It's in a -- in a market where many of its competitors are in trouble and, therefore, Wallace has great opportunity for success over the next five, ten years.
Tr. 459-60.

unreliable because of the optimistic figures provided by Wallace management. Specifically, Moore argues that Goldman based its future earnings projections on management's assumption that 30% of future profits and 38% of future sales were expected to be derived from acquisitions. However, the associated costs, share dilution, and amortization of goodwill in connection therewith were not similarly figured into it projections, and thus the results, reflecting the benefits but not the costs, were "useless." Smith, however, specially denied using the acquisition-related figures, with the exception of one projected acquisition, testimony which was unrebutted by Moore. The testimony of Halloran corroborated Smith's statement. Tr. 375, Defense Exhibit ("DX") 33B.

                 Additionally, the Court finds that the financial projections assumed by Wallace were not unrealistic. In its Strategic Plan, which was provided to Goldman, Wallace had assumed certain growth percentages which proved to be conservative with respect to actual numbers. Halloran Depo. at 172-73. When Wallace was asked to provide updated figures to Goldman, Halloran determined the percentage of actual growth of the company by using actual numbers representing the growth for fiscal 1994 and fiscal 1995. That percentage was then used to project future growth through the year 2002. To the extent that any prediction of future values has any indicia of trustworthiness, this was a reasonable means to project future values. This finding is bolstered by the fact that its previous projections, based on projected growth in the 1995 strategic plan, had been lower than actual results. Furthermore, Wallace's projections for growth into fiscal years 1996 and 1997 were lower in most instances than the actual growth Wallace experienced in fiscal 1995.(16) While these statistics might be misleading since the Court cannot ascertain the viability of future markets in those areas, at the very least, they indicate a principled assessment of future growth, which hardly rises to the level of bad faith.(17)

                 Furthermore, the Wallace Board could reasonably conclude, based on the upward trend in earning per share, that the company was well-positioned to reap economic benefits in the future, which would support their initial reaction that the Moore offer seemed "low ball." A review of the earnings per share growth data from recent quarters demonstrates this trend.(18) For the first quarter of fiscal 1995, Wallace reported $0.52 earnings per share growth. This number increased to $0.60 for the second quarter of fiscal 1995, to $0.64 for the third quarter, and finally reached $0.70 for the fourth quarter. Figures for the first quarter of fiscal 1996, recently released, confirmed this upward trend: earning per share growth reached $0.85.(19) Additionally, the results from the first quarter of fiscal 1996, as compared to



- --------------------

(16.)    For example, in the Business Forms Division, fiscal 1995 actual growth rate was 21%, as compared to its projected growth rate for fiscal 1996, at 14% and for fiscal 1997, at 10%. The same conservative approach was taken with other segments of Wallace's business. In its Continental Division, the 1995 actual growth rate was 24%. Its projected growth rates for fiscal years 1996 and 1997, respectively, were 17% and 15%. Similarly, in its TOPS Division, the actual growth rate for fiscal 1995 was 45%, while its projections of fiscal 1996 and 1997 were, respectively, 14% and 5%.

(17.)    For example, Mr. Cronin testified that some of the markets in which
Wallace is engaged are declining. The business forms industry is predicted to decline between 3% and 5% per year, according to industry analysts. Tr. 317. Thus a declining market would probably require Wallace to predict declining sales and profits growth in that area.

(18.)    The following series of numbers excludes takeover-related costs.

(19.)    Moore argues that these increasing numbers demonstrate a phenomenon other than
                                                                 (continued....)

the same quarter of fiscal 1995, surpassed management's projections.
Management projected a 34% increase in sales and a 50% increase in earnings for the first quarter of fiscal 1996 over the same quarter for 1995. Tr. 409-10. The actual figures for the first quarter of fiscal 1996 were 35.4% and 63.5%, respectively.(20) See D.I. 181 at Exh. A.(21)

                 Finally, as the Unocal court noted, the target board's proof under Unocal is materially enhanced where board's approval was comprised of a majority of outside


- --------------------

(...continued)

Wallace's continued success in the business. In particular, Moore argues that the recent strike at Ampad, a Wallace competitor, caused Wallace to receive a percent of the industry's business it would otherwise not have enjoyed.
Second, Moore argues that Wallace's unexpected ability to pass on the increase of paper costs to customers yielded unexpected profits. The Court is unpersuaded, in light of the fact that Wallace is so well-positioned in the industry with its technologically advanced computer services system, that these external events were the primary cause of Wallace's upward growth trend.

(20.)    On November 20, 1995, Wallace reported results from the first quarter of fiscal 1996 as follows:

                 Wallace Computer Services, Inc. . . . reported that sales for its first quarter ended October 31, 1995 increased 35.4 percent to $214.4 million compared to $158.4 million for the first quarter last year. Before takeover expenses, net income rose 65.5 percent to $19.3 million compared to $11.6 million last year, and earnings per share rose 63.5 percent to 85 cents compared to 52 cents per share achieved in fiscal 1995. These results exceed the company's most recent forecast and all analyst projections.

D.I. 181, at Exh. A.

(21.)    The Court also recognizes that these increases in growth have been somewhat retarded by the pendancy of the Moore bid. As Wallace's November 20,1995 press releases states, "the hostile takeover bid was delaying the signing of some new contracts, and in its absence, results could be even higher."

D.I. 181 at Exh. A
independent directors who exercised good faith and reasonable investigation.(22) Unocal, 493 A.2nd at 955. Their "independent" status, coupled with the substance of and procedures utilized in their review of the Moore offers, satisfies this Court that Wallace has met its initial burden under Unocal to demonstrate, by proof of good faith and reasonable investigation, that the Moore offer posed a threat to Wallace and its shareholders.

                 This case presents a factual scenario different from that which normally occurs. In most cases, the target seeks to persuade the Court that the hostile tender offer posed a threat to the company's future plans and the company's shareholders which justified the defensive measures until the expected benefits of the plan come into fruition. Here, however, the directors seek to prove that the hostile tender offer poses a threat of a different nature. The favorable results from the board's past actions are now beginning to be translated into financial results which even surpass management and financial analyst projections, and the financial data which manifests these results are facts only known to them. Therefore, Moore's tender offer poses a threat that shareholders might tender their shares without appreciating the


- --------------------

(22.)    The eight-person Wallace Board is comprised of two insiders, Cronin and Dimitriou (the former Chief Executive Officer treated as an insider), and six independent directors. The independent directors are successful businessmen with proven track records. Mr. Doyle has held positions as Senior Vice President, Chief Financial Officer, Chief Administrative Officer and a member of the board at various major domestic corporations. Mr. Olsen is the former President of IGA, a wholesale and retail grocery company. Mr. Canning is the former President of the Walgreen Company, a drug retailer. Mr. Lane is Chairman of both General Binding and Lane Industries. Mr. Ewers is the former Executive Vice President of Wrigley, a chewing gum manufacturer. Mr. Sterns is the former President of a major company. Suffice it to note that all the members of the Wallace Board have substantial experience in serving as high level executives and board members. There was no evidence that Wallace management had either the ability or desire to influence the thinking of the independent directors with respect to the adequacy of the offer.

fact that after substantial capital investment, Wallace is actually witnessing the beginning of the pay-off of its business strategy. The Court therefore finds that Moore's tender offer poses a threat to Wallace that shareholders, because they are uninformed, will cash out before realizing the fruits of the substantial technological innovations achieved by Wallace. Accordingly, the Court turns its attention to the second Unocal inquiry, which evaluates the proportionality of the target board's response.

                 (B) Did the Action of the Wallace Board Constitute a Reasonable Response?

                 The second prong of the Unocal enhanced scrutiny requires that once the threat has been identified, the board must prove that its defensive measure[s] constituted a response which was reasonably proportionate to the magnitude of the threat. Unocal, 493 A.2d at 955. A claim for breach of fiduciary duty arising out of a board's failure to redeem a poison pill are reviewed under the enhanced scrutiny provided by Unocal. Moran, 500 A.2d at 1356; Stahl v. Apple Bancorp, Inc., 1990 WL 114222 at *6 (Del. Ch. Aug. 9,
1990). Reasonableness turns on an assessment by the directors of the nature of the tender offer and the effect such offer would have on the corporate enterprise. Unocal, 493 A.2d at 955. Factors relevant to this assessment include (1) inadequacy of the price offered; (2) nature and timing of the offer; (3) questions of illegality; (4) the impact on "constituencies" other than the shareholders (i.e., creditors, customers, employees, and perhaps even the community generally); (5) the risk of nonconsummation; and (6) the qualities of the securities being offered in the exchange. Id.

                 Wallace argues the since the Moore tender offer has commenced, it has only taken three actions: (1) rejected the Moore offers of $56 and $60 per share, (2) authorized the commencement of antitrust litigation, and (3) declined to redeem the poison pill. Wallace argues that these actions are clearly reasonable and proper, given the gravity of the threat posed by Moore's offer. Wallace asserts that the decision not to redeem the poison pill is not draconian, because it in no way presents any obstacle to Moore's proxy contest. Moore argues that a fortiori, no threat exists, but that in any event, Wallace's actions were not reasonably proportionate. Since the Wallace Board never informed itself as to what a "fair" or "adequate" price would be, Moore reasons, it was poorly positioned to determine whether a threat due to inadequacy exists as an initial matter, thus obfuscating any meaningful determination of proportionate response, and concomitantly negating any justification for keeping the poison pill in place.

                 As an initial matter, the Court notes that poison pills serve legitimate functions which create no fiduciary duty issue. For example, if a hostile tender offer is commenced at a share value which the board, in good faith and after reasonable investigation, determines to be "inadequate," the board may justifiably leave the pill in place for a period of time so as to enable it to take steps necessary to protect and advance shareholder interests. See, e.g., City Capital, 557 A.2d at 798. Such permissible actions include negotiation on behalf of the shareholders with the offeror, recapitalization or restructuring as an alternative to the offer, Revlon-style auctioning, should Revlon duties be triggered, or the arrangement for an otherwise better and value-maximizing alternative than that posed by the tender offer. Id.; see also Stahl, 1990 WL 114222 at *8 (failure to redeem pill was reasonable in relation to threat since it preserved the board's ability to explore alternatives to enhance shareholder value). After the period in which such alternatives may be considered has ended, and the board has determined that such alternatives are not feasible or, at any rate, not better for the shareholders, the legitimate role of the poison pill has expired. City Capital, 557 A.2d at 798. At that point, the only function the pill serves is to prevent the shareholders from exercising their right to tender, as the poison pill, once activated, effectively forecloses the consummation of the tender offer.

                 However, failing to redeem a poison pill can be justified by considerations other than maximizing current share value. In Time, the Supreme Court of Delaware noted, "[A]bsent a limited set of circumstances as defined under Revlon, a board of directors, while always required to act in an informed manner, is not under any per se duty to maximize shareholder value in the short term, even in the context of a takeover." Time, 571 A.2d at 1150. The Time court further observed that "[d]irectors are not obliged to abandon a deliberately conceived corporate plan for a short-term shareholder profit unless there is clearly no basis to sustain the corporate strategy." Id. at 1154; see also Mai Basic Four, Inc. v. Prime Computer, 1988 WL 140221 at *4 (Del. Ch. Dec. 20, 1988) ("Prime has recently obtained new management and is only now on the verge of reaping the economic benefits of its recent acquisition of Computervision. As a result, the projections by Prime's management for the future are optimistic."); compare, Sutton Holding Corp. v. DeSoto, Inc., 1990 WL 13476 at *8 (Del. Ch. Feb. 5, 990) (management's failure to attempt to maximize shareholder value, and reliance on a modest restructuring plan which had been prepared in the ordinary course of business, falls short of the business plan of Time, and thus ordering of the immediate redemption of the poison pill would ordinarily be required).

                 Delaware courts have recognized that at some point, the failure to redeem a poison pill can constitute a fiduciary breach. "Our cases, however, also indicate that in the setting of a noncoercive offer, absent unusual facts, there may come a time when a board's fiduciary duty will require it to redeem the rights and to permit the shareholders to choose." City Capital, 551 A.2d at 798-99 (failure to redeem the poison pill, to enable board to implement restructuring plan projected to produce modest increase in share value, constituted an unreasonable response to the threat posed by noncoercive tender offeror) see also Grand Metro. Public Ltd. v. Pillsbury Co., 558 A.2d 1049, 1057-58 (Del. Ch. 1988) (failure to redeem poison pill in order to implement board's restructuring plan projected to offer greater share value was unreasonable in relation to threat posed by noncoercive tender offer, since projected benefits of plan my never come into fruition).

                 While Unocal gave no direct guidance to courts applying the proportionality test, the Court did expressly define the outer parameter of board action by condemning any action which is "draconian" as not reasonably proportionate to the perceived threat. Unocal, 493 A.2d at 955. Draconian measures have been described as measures which are coercive or preclusive with respect to the outside bid. See Unitrin, 651 A.2d at 1387-88. Board actions that are coercive in nature or force upon shareholders a management-sponsored alternative to a hostile offer, even if the threat is valid, may be struck down as unreasonable and nonproportionate responses. See Time, 571 A.2d at 1154-55 ("Time's responsive action to Paramount's tender offer was not aimed at 'cramming down' on its shareholders a management-sponsored alternative, but rather had as its goal the carrying forward of a pre-existing transaction in an altered form. Thus, the response was reasonably related to the threat."). If a defensive measure is not preclusive or coercive, Unocal requires the action to fall within a "range of reasonableness." Unitrin, 651 A.2d at 1387-88; Paramount Communications Inc.
v. QVC Network Inc., 637 A.2d 34, 45 (Del. 1993) ("QVC"). As the Unitrin court noted, "proper and proportionate defensive responses are intended and permitted to thwart perceived threats," and the board need not wait for the actual takeover to be commenced, when it reasonably perceives the takeover threat to be imminent:

         When a corporation is not for sale, the board of directors is the defender of the metaphorical medieval corporate bastion and the protector of the corporation's shareholders. The fact that a defensive action must not be coercive or preclusive does not prevent a board from responding defensively before a bidder is at the corporate bastion's gate.

Unitrin, 651 A.2d at 1388. The rationale for this "range of reasonableness" standard, as explained by the Unitrin court, is that directors need a degree of latitude in discharging their fiduciary duties when defending against threats to the company. That latitude, combined with an appropriate amount of judicial restraint, results in a reviewing court's upholding the board's defensive actions, provided the actions are not coercive or preclusive. See id. at 1388.

                 In Unitrin, the board's response to the hostile tender offer was found not to be preclusive or coercive. The challenged actions taken were the adoption of poison pill, advance notice provision in bylaws for shareholder proposals, and a repurchase program. The Unitrin board determined that the inadequate price of the offer and potential antitrust complications caused the American General offer to be a threat. Discarding the antitrust concerns as frivolous, see Unitrin, 1994 WL 698483, at *8 the Chancery Court determined that the inadequate price threat was "mild" because the offer was negotiable both in price and structure. Id. at *7. However, even in the face of a mild threat, the Chancery Court upheld the board's adoption of the poison pill because the board reasonably believed the price was inadequate and feared that the shareholders would not realize that the long term value of Unitrin was not reflected in the market price of the stock. Id. at *8. This finding was not contested on appeal to the Supreme Court of Delaware. Compare, QVC, 637 A.2d at 49-50 (defensive measures designed to protect desired merger with Viacom deemed draconian in light of "threat" posed by QVC all cash tender offer for majority of Paramount shares, offering aggregate premium of over $1 billion).

                 In the present case, retention of the poison pill is not draconian. The Board's decision not to redeem the pill is not coercive or preclusive. First, retention of the pill will have no discriminatory effect on shareholders, as is generally the result in any situation involving a coercive offer. See Unitrin, 651 A.2d at 1388 ("A selective repurchase of shares in a public corporation the market, such as Unitrin's Repurchase Program, generally does not discriminate because all shareholders can voluntarily realize the same benefit by selling."). Second, and more important, retention of the pill will have no effect on the success of the proxy contest. See Moran, 500 A.2d at 1357 ("We reject appellants' contentions . . . that the Rights Plan fundamentally restricts proxy contests."); see also Unitrin, 651 A.2d at 1383 (concluding that a proxy contest is not precluded by the existence of a poison pill, supermajority voting requirement fully implemented stock repurchase plan); Time, 571 A.2d at 1155 (Time board's response to the Paramount bid not preclusive because Paramount was still able to make an offer for the combined Time-Warner entity or amend the conditions of its offer to eliminate the requirement that the Time-Warner agreement be nullified). Here, the poison pill is only triggered upon the acquisition of 20% of the shares of Wallace stock. therefore, so long as Moore maintains a stock ownership percentage below that amount, it may safely wage its proxy contest free from the dramatic effect of the poison pill.

                 Since the Court finds that the retention of the poison pill was not a coercive or preclusive response, it must merely be satisfied that it fell within a "range of reasonableness" to survive Unocal scrutiny. QVC, 637 A.2d at 45-46. The evidence demonstrates that the Wallace Board reasonably believed that the shareholders were entitled to protection from what they considered to be a "low ball" offer. See e.g., Unitrin, 1994 WL 698483 at *8 ("It is the prerogative of the directors of a Delaware corporation to determine that the market undervalues the price of its stock and to protect its stockholders from offers that do not reflect the long term value of the corporation under its present management plan.") After substantial capital investment spanning several years, Wallace had finally begun to reap the financial benefits from its WIN system. Cf. Mai Basic Four, 1988 WL 140221 at *4 ("Prime has recently obtained new management and is only now on the verge of reaping the economic benefits of its recent acquisition"). These benefits, however, were reflected in data which remained peculiarly within the province of the Wallace Board. Shareholders, at the time of the Moore offer, were unable to appreciate the upward trend in Wallace's earnings which have been set forth in detail above. Given this situation, the Wallace Board's response can hardly be deemed unreasonable. In light of the foregoing, the Court concludes the Wallace Board has demonstrated that its retention of the poison pill falls within the range of reasonableness required under Unocal. See Unitrin, 651 A.2d at 1388.(23)

                 Having concluded that retention of the poison pill was proportionate to the threat the Wallace Board believes Moore's tender offer poses, the poison pill is entitled to review under the business judgment rule. The burden now shifts "'back to the plaintiffs who have the ultimate burden of persuasion [in a preliminary injunction proceeding] to show a breach of the directors' fiduciary duties.' In order to rebut the protection of the business judgment rule, the burden on the plaintiffs will be to demonstrate, 'by a preponderance of the evidence that the directors' fiduciary duties.' In order to rebut the protection of the business judgment rule, the burden on the plaintiffs will be to demonstrate, 'by a preponderance of the evidence that the directors' decision were primarily based on [(1)] perpetuating themselves in office or [(2)] some other breach of fiduciary duty such as fraud, overreaching, lack of good faith, or [(3)] being uninformed.' Unocal, 493 A.2d at 958 (emphasis added)." Unitrin, Inc., 651 A.2d at 1390 (internal citation omitted).

                 Moore has not carried its burden. It is held the decision of the Wallace Board not to redeem the poison pill was a valid exercise of its business judgment.

                 (b)  Hardship to Moore, Wallace, and the Public Interest

                 While Moore has not succeeded in showing a likelihood of success on the merits, the Court will briefly discuss the other requirements for a preliminary injunction. In



- --------------------

(23.)    The Wallace Board also had concerns as to whether the acquisition of
Wallace by Moore would violate federal antitrust law. Although this Court has, for preliminary injunction purposes, concluded that it would not, as appears infra, one cannot say there was not legitimate substance to this concern. If there were antitrust standing, it is unknown what result would obtain after a full-blown trial.

ruling on a preliminary injunction, the Court must weigh the extent of hardship to the plaintiff if the requested relief is not granted against the hardship to the defendant if the relief is granted. See Clean Ocean Action, 57 F.3d at
331. Moore argues that if the Court does not issue a preliminary injunction, Moore will continue to suffer the consequences of the Wallace Board's breach of fiduciary duty by not having its tender offer put to the shareholders. Furthermore, Moore argues, the availability of the proxy contest does not negate Moore's right to an equitable remedy, especially since Wallace plans to rely on its defensive supermajority voting requirements to block the offer and thwart the overwhelming desires of the shareholders. Wallace argues that Moore has failed to put forward any evidence of injury since the option of a proxy contest is till available to Moore. Furthermore, Wallace argues it will suffer irreparable injury in that the company will cease to exist if the tender offer were to succeed, and there could therefore never be a trial on the merits. Finally, since this would be a cash-out merger, the Wallace shareholders will be deprived of their right to participate in the emerging glowing financial results of Wallace. A preliminary injunction would also grant Moore access to Wallace's WIN system, a move which could not later be "unscrambled." It is Wallace's technology which is enabling it to beat Moore in head-to-head competition. If a preliminary injunction were granted, there is a real possibility that Moore would gain access to that technology prior to trial. If that were to happen, Wallace will have lost its technological advantage and with it, its competitive edge.

                 The Court finds Wallace's arguments persuasive. First, Moore has not demonstrated irreparable injury if the preliminary injunction does not issue. Moore may still wage its proxy contest. Second, and perhaps most importantly, to the extent that Moore would suffer injury if relief were denied, Wallace's injury if the injunctive relief is granted would be greater. At the preliminary injunction stage of a hostile tender offer case, the Court must be extremely cautious when determining whether to grant the relief, given the dramatic consequences of the action. Cf. United States v. Spectro Foods Corp., 544 F.2d 1175, 1181 (3d Cir.
1876) ("The power to issue a preliminary injunction, especially a mandatory one, should be sparingly exercised."). Finally, the public interest favors neither side.


                      IV.  WALLACE'S ANTITRUST COUNTERCLAIM

A.        Antitrust Standing

         1.      Background

                 Moore concedes that "on a motion to dismiss for failure to state a claim, all allegations in the pleadings must be accepted as true." Schrob v. Catterson, 948 F.2d 1402, 1405 (3d Cir. 1991); see also In re Solar Mfg Corp., 200 F.2d 327, 333 (3d Cir. 1952) (applying same standard to counterclaims), cert. denied, 345 U.S. 940 (1953). The Court will assume the veracity of the facts as averred by Wallace in the context of Moore's motion to dismiss.

        According to Wallace's allegations, Moore and Wallace compete in the manufacture and sale of business forms. Wallace Counterclaim, Count One, paragraph 13, D.I. 40. Wallace asserts in its antitrust counterclaim that "[i]f Moore were to acquire Wallace, the effect of such acquisition may be substantially to lessen competition in the relevant product and geographic market, thus violating Section 7 of the Clayton Act, 15 U.S.C. Section 18." D.I. 40,

Counterclaim at paragraph 19. Wallace also avers that unless the Court enjoins Moore's takeover attempt, Wallace will suffer irreparable harm flowing from the antitrust infirmity, including but not limited to, "loss of independent decision making authority, loss of trade secrets, loss of employees, and loss of customers." Id. at paragraph 20.

         2.      Analysis

                 Under Section 16 of the Clayton Act, "[a]ny person, firm, corporation, or association shall be entitled to sue for and have injunctive relief . . . against threatened loss or damage by a violation of the antitrust laws . . . ." 15 U.S.C. Section 26.  As an antitrust plaintiff, Wallace must, however, allege and ultimately prove that it would suffer threatened loss of damage constituting an "antitrust injury." Cargill, Inc. v. Monfort of Colorado, Inc., 479 U.S. 104, 113 (1986); The Treasurer, Inc. v. Philadelphia Nat'l Bank, 682 F. Supp. 269, 273 (D.N.J.), aff'd mem. op., 853 F.2d 921 (3d
Cir. 1988). Antitrust injury involves injury "of the type the antitrust laws were intended to prevent and that flows from that which makes defendants' acts unlawful." Cargill, 479 U.S. at 109 (citing Brunswick Corp. v. Pueblo Bowl-O-Mat, Inc., 429 U.S. 477, 489 (1977)).

                 Prior to the Cargill decision, Supreme Court precedent under the Clayton Act required a Clayton Act plaintiff to demonstrate the threat of "antitrust injury" when suing for damage. Brunswick Corp., 429 U.S. at 489. However, there raged a debate in the lower courts as to whether a Clayton Act injunctive plaintiff needed to establish antitrust injury when seeking injunctive relief. See, e.g., CIA Petrolera Caribe, Inc. v. ARCO Caribbean, Inc., 754 F.2d 404, 407-08 (1st Cir. 1985) (plaintiff need only show threat of injury emanating from the antitrust violation); Board of Regents v. National Collegiate Athletic Assoc., 707 F.2d 1147, 1151 (10th Cir.), aff'd, 468 U.S. 85 (1983) (Brunswick standing limitation not fully applicable to suit for injunctive relief); but see, e.g., Local Beauty Supply, Inc. v. Lamaur Inc., 787 F.2d 1197 (7th Cir. 1986) (plaintiff need show 'antitrust injury" to fulfill standing requirement); Schoenkopf v. Brown & Williamson Tobacco Corp., 637 F.2d 205 (3d Cir. 1980)
(same). This debate extended to merger cases involving standing of target companies to assert Clayton Act violation as well. See, e.g., Laidlaw Acquisition Corp. v. Mayflower Group, Inc., 636 F. Supp. 1513, 1516-17 (S.D. Ind. 1986) (target plaintiff has standing to sue in antitrust case); Gearhart Indus., Inc. v. Smith Int'l, Inc., 592 F. Supp. 203, 211 n.1 (N.D. Tex.)
(same), aff'd in part, modified and vacated in part, 741 F.2d 707 (5th Cir.
1984); but see, e.g., Central Nat'l Bank v. Rainbolt, 720 F. 2d 1183, 1186-87 (10th Cir. 1983) (target corporation lacked standing in antitrust case to sue for injunctive relief): A.D.M. Corp. v. SIGMA Instruments, Inc., 628 F.2d 753 (1st Cir. 1980) (same); Carter Hawley Hale Stores, Inc. v. Limited, Inc., 587
F. Supp. 246, 250 ((C.D. Cal.  1984).

                 In Cargill, the Supreme Court finally repaired the rent in the Circuits over this issue. The Court held that a plaintiff seeking an injunction under Section 16 of the Clayton Act must show a threat of "antitrust injury" in order to fulfill the standing requirement. In that case, the nation's fifth-largest beef packer, Monfort of Colorado ("Monfort"), sought an injunction in a challenge to a merger between the nation second and third-largest beef packers. Cargill, 479 U.S. at 106. The Court first acknowledged that under the Clayton Act's statutory scheme, its standing analysis for injunctive relief would "not always be identical" to standing analysis for damages. Id at 111 n.6. Notwithstanding this caveat, the Court went on to declare it to be "anomalous . . . to read the Clayton Act to authorize a private plaintiff to secure an injunction against a threatened injury for which he would not be entitled to compensation if the injury actually occurred." Id. at 112. Following this reasoning, the Court held that a plaintiff seeking injunctive relief under Section 16 of the Clayton Act must allege antitrust injury. Id. at 113.

                 A survey of both case law and scholarly commentary subsequent to the Cargill decision spurs this Court to conclude that the target of a hostile takeover has no standing to bring a Section 7 Clayton Act claim. See e.g., Anago, Inc. v. Tecnol Medical Prod., Inc., 976 F.2d 248 (5th Cir. 1992) (target has no standing to bring Clayton antitrust claim), cert. dismissed, 114
S. Ct. 491 (1993); Burnup & Sims, Inc. v. Posner, 688 F. Supp. 1532 (S.D. Fla.
1988) (same); Burlington Indus., Inc. v. Edelman, 666 F. Supp. 799 (M.D.N.C.
1987) (same), aff'd, 1987 WL91498 (4th Cir. June 22, 1987); II Phillip Areeda & Herbert Hovenkamp, Antitrust Law, paragraph 381b, at 332 (Rev. Ed. 1995)
(same); Andrew Zuckerman, Standing of Targets of Hostile Takeovers to Enjoin Their Acquisition on Antitrust Grounds, 1992/1993 Ann. Sur. Am. Law 447 (same); but see contra Joseph F. Brodley, Antitrust Standing in Private Merger Cases:
Reconciling Private Incentives and Public Enforcement Goals, 94 Mich. L. Rev. 1
(1995). This line of cases and commentary has cited various grounds pursuant to Cargill to justify a lack of target standing in Clayton Act cases.

                 For example, courts have regarded any alleged injury suffered by a target in a merger as being inherent to the merger process rather than flowing from any anticompetitive effect of the merger. See Burnup, 688 F. Supp. at 1534; Burlington, 666 F. Supp. at 805. Another rationale for finding a lack of target standing is the view that rather than suffering injury, the target and its shareholders ultimately benefit from any increased prices or decreased competition stemming from the merger. Anago, 976 F.2d at 251; Burlington, 666 F. Supp. at 805. Finally, courts have even found that disingenuous antitrust suits may be brought by targets to thwart the loss of control to be suffered by management, as opposed to any motives relating to antitrust. In that vein, courts have not shied from the type of cynicism first articulated by Judge Friendly:

                 Drawing Excalibur from a scabbard where it would doubtless remain sheathed in the face of a friendly offer, the target company typically hopes to obtain a temporary injunction which may frustrate the acquisition since the offering company may well decline the expensive gambit of a trial . . .

Missouri Portland Cement Co. v. Cargill, Inc., 498 F.2d 851, 854 (2d Cir.), cert denied, 419 U.S. 883 (1974). See also Burnup, 688 F. Supp. at 1534 ("The suit must be understood in its true sense, an attempt by the incumbent management to defend their own positions, not as an attempt to vindicate any public interest.").

                 Demonstrating a resistance to change even in light of Cargill, precedent from the Second Circuit Court of Appeals takes the opposite view.
See Consolidated Gold Fields PLC v. Minorco, S.A., 871 F.2d 252 (2d Cir. 1989) (target corporation found to have standing to sue for Clayton Act violation), cert. dismissed, 492 U.S. 939 (1989). In Consolidated Gold Fields, the court held that the plaintiff target would suffer antitrust injury because its "loss of independence [was] causally linked to the injury occurring in the marketplace." Consolidated

Gold Fields, 871 F.2d at 258. However, the loss of independent decision making, intrinsic to any takeover case, runs counter to Cargill's mandate that "plaintiffs must show more than simply an "'injury causally linked' to a particular merger." Cargill, 479 U.S. at 109 (citing Brunswick, 429 U.S. at
489).

                 This principle is further illuminated in the Consolidated Gold Fields dissenting opinion, where Judge Altimari posed the following hypothetical:

                 [E]ach of the injuries [such as loss of decision making power] alleged by Gold Fields would occur if the combining corporations controlled a total market share of only 2% [implying no anticompetitive result], or if the entity attempting the takeover was not a competitor of the target.

Consolidated Gold Fields, 871 F.2d at 264 (Altimari, J., dissenting). The dissent also pointed to a further flaw in the Consolidated Gold Fields reasoning, where the majority expressly relied on a decision which did not have the benefit of the Supreme Court's reasoning in Cargill and whose continued vitality was therefore limited. Id. (citing Grumman Corp. v. LTV Corp., 665 F.2d 10 (2d Cir. 1981)).

                 The Third Circuit Court of Appeals has recognized that articulation of a precise formulation for antitrust standing is a continuing struggle, as standing is a somewhat "malleable concept." Alberta Gas Chemicals, Ltd. v. E.I. du Pont de Nemours and Co., 826 F.2d 1235, 1239 (3d Cir. 1987), cert. denied, 486 U.S. 1059 (1988). In Alberta Gas, the Third Circuit analyzed antitrust standing under Section 7 of the Clayton Act. Plaintiff Alberta Gas was a methanol producer who challenged the merger of a competitor, DuPont, with another company that produced methanol, Conoco. Id. at 1236-37. Alberta Gas claimed injury resulting in that it allegedly lost sales when the merger induced Conoco to no longer participate in the push to stimulate market demand for methanol. Id. at 1237. Applying Cargill, the court declined to find this type of loss as connected with or resulting from DuPont's market power in the methanol-producing industry. Id. 1242. Refusing to take a lenient stance on what constitutes antitrust injury, and instructive to the case sub judice, the court also noted that the same type of harm, i.e., non-antitrust harm, would have occurred if any acquiror decided to curtail the target's production and marketing plans. Id.

                 The Third Circuit appellate court has not faced squarely the issue of target antitrust standing. However, with the above weaknesses in the Consolidated Gold Fields majority's reasoning, as well as the strict approach countenanced by the Alberta Gas court, I conclude that the Third Circuit Court of Appeals would join the Anago line of cases rather follow Consolidated Gold Fields. The purposes of the requirement of antitrust injury is to ensure that the harm alleged by a plaintiff corresponds to the rationale for finding a violation of the antitrust laws in the first place. Ansell, Inc. v. Schmid Laboratories, Inc. 757 F. Supp. 467, 484 (D.N.J.), aff'd, 941 F.2d 1200 (3d
Cir. 1991). In the event of a Moore takeover, Wallace alleges it will be harmed by a loss in independent decision making authority, loss of customers, loss of employees, and loss of trade secrets. These alleged injuries do not occur because of the potential lessening of competition; rather, they occur due to a change in corporate control. See Burlington Indus., 666 F. Supp. at 805. In other words, these sequelae can occur with the consummation of any merger, even those that are not violative of the

Clayton Act, and are divorced from any considerations that less competition may exist in the open market. Id.

                 In sum, because Wallace has not alleged injury "of the type the antitrust law were intended to prevent," the Court will grant Moore's motion to dismiss Count I of Wallace's counterclaim.

                 Ordinarily, this opinion would stop here and the Wallace motion to preliminarily enjoin the merger on antitrust grounds would not be treated. However, the plain fact is the circuits have divided on the issue of antitrust standing. The Fifth Circuit, Anago., and the Fourth Circuit, Burlington Indus. (summary affirmance), have concluded a takeover target does not have antitrust standing while the Second Circuit in Consolidated Gold Fields has concluded the opposite. Antitrust standing is a prudential, not constitutional limitation on federal court jurisdiction. As such, it is not surprising the Circuits have reached opposite conclusions. Similarly, while I believe there should be this prudential limitation on antitrust jurisdiction, those possessed of a higher commission might feel otherwise. In an abundance of caution, in order to facilitate appellate review should that contingency occur, the merits of the Wallace motion for preliminary injunction based on an alleged antitrust violation will be addressed.

B.       Preliminary Injunction - Wallace's Antitrust Counterclaim

                 Wallace have moved to preliminarily enjoin a proposed merger with Moore. As stated above, Wallace asserts in its Section 7 counterclaim that "[i]f Moore were to acquire Wallace, the effect of such acquisition may be substantially to lessen competition in relevant product and geographic market . . . ."  D.I. 40 Counterclaim at paragraph 19. Wallace alleges that for most customers in the relevant product and geographic markets, the only acceptable vendors are Wallace, Moore and the Standard Register Company; thus, the acquisition of Wallace by Moore would transform a three-firm market into a two-firm market. Id. at paragraph paragraph 16-17. Wallace identifies the relevant product market to be the sale of forms and forms services to large, forms-intensive multi-location customers. Tr. 564.

         1.      Facts

                 a)       Wallace's Evidence

                 As an obligatory preamble for setting the stage for its definition of the relevant product market as the forms and form services market encompassing large, forms-intensive customers with multiple locations, Wallace offered a historical backdrop to contextualize the current market conditions. Over the past two decades, the business forms market has been pressured to redefine itself in response to evolving customer needs, technology, and availability of raw resources. According to Douglas Fitzgerald, Wallace's Vice President of Marketing, a business customer in the mid-1970s would typically manage most or all of its forms needs in-house. Tr. 98-100. The customer would invariably initiate a given form's inception, design, and utilization; ultimately the customer would print the form on-site or solicit bids to have a vendor (such as Wallace) print a supply of forms. Once the forms were mass produced and/or shipped to the customer, the customer would warehouse the forms and monitor the form's inventory level and restock at the appropriate time.

                 In this so-called traditional method of forms management, vendors competed on the basis of price and quality, as well as service, which was evaluated primarily by the turn-around time measured between time of placement of order and delivery. Tr. 100. Over time, the business forms market has mushroomed beyond the mere printing and delivery of forms. Fitzgerald described two trends at the heart of this market transition: first, the proliferation of computers has created a corresponding need for forms and other related supplies. Second, a trend towards "out-sourcing" has evolved: having the vendor assumed the forms-management responsibilities formerly achieved internally. For some customers, out-sourcing their forms management functions is efficient and results in significant cost savings. For example, a Wallace customer, Pacific Bell, credits an annual savings of $2 million to its out-sourcing of forms management services. Tr. 105.

                 Currently, the trend towards customer out-sourcing is a force to be reckoned with, and business forms vendors fiercely compete by offering an ever-expanding breadth of services. To do effectively, forms providers such as Wallace offer a smorgasbord of options tailored specifically to the customer's particular needs. For example, in response to the changing demands of the forms marketplace, Wallace provides on-site forms management, i.e., a Wallace employee(s) is stationed at the customer's workplace to perform such diverse tasks as forms design, forms utilization review (e.g., elimination of duplicative forms), forms inventory management, distribution, and purchasing.

                 Fitzgerald identified a subset of customers who demand out-sourcing services as "large, forms-intensive(24) customers with multiple location" ("LFICwMLs"). Tr. 106. According to Fitzgerald, these customers typically solicit contract bids for forms and forms-related services from various competing vendors. The LFICwML will submit to each vendor-candidate a request for information or a proposal outlining the required forms and accompanying services it seeks. Many of the needs presented by the customer require the vendor to showcase its best attributes, i.e., provide concrete reasons shy one vendor should be considered superior over another. In Wallace's experience, a LFICwML may solicit requests for proposals or bids from as little as two to as many as "multiple dozens" of vendors. Tr. 261. Sometimes, if Wallace is a finalist in the bidding contest, it may lower its proposed price in order to be more competitive, especially if the other finalists are Moore or Standard Register. Tr. 262. However, Wallace does not generally lower its bid price if it is a finalist against vendors other than these; Wallace perceives Moore and Standard Register to be its main competitors, while it views the others as lacking the breadth of service and sophisticated out-sourcing capabilities to be considered competitive when courting LFICwMLs. Wallace did acknowledge, at least in one instance, however, the existence of a LFICwML, Kaiser Permanente, that elected to solicit bids for its forms and forms management functions from regional vendors and not Moore, Wallace, or Standard Register. Tr. 209.




- --------------------

(24.)    Forms-intensive has been described by one Wallace witness as referring to either the significance of the form within the customer's organization, or to the volume of forms within the organization, or both. Testimony of Michael Leatherman, Tr. 255.

                 Notwithstanding its view as to its major competitors, Wallace admitted that there are other suppliers who serve LFICwMLs, such as Duplex, Ennis, Reynolds & Reynolds, Vanier, GIS, Better Business Forms, Bowater, Williamette, Jerome Business, Rittenhouse, Avery Dennison, and Ross Martin.
Tr. 135-45, 155, 159, 161-62, 165-68. These suppliers may merely provide forms without forms management services, or forms management services without forms, or a mixture of forms management services. Further, when Wallace wins a contract bid, the bid may be "split" or shared with one or more of these or other competitors. Tr. 129-30. For example, Wallace prints Domestic Air Bill forms for the Federal Express corporation, where Standard Register prints its International Air Bills. Tr. 155.

                 To compete effectively for customers, Wallace has developed state-of-the-art computer technology allowing customer orders to be automatically routed to the optimum warehouse location, where storage and shipping are bar-code driven. Tr. 117. Inventory and quality control programs track and assure accuracy or order filling; customers are provided with summary invoicing that organizes order data in a concise format.

                 Additionally, Wallace has developed the WIN computer system. Fitzgerald described this program as allowing "customers access to a variety of sophisticated forms management services." Tr. 171. Generally, a customized WIN program if offered to Wallace customers who purchase a combination of products that exceeds $1 million. A similar program with lesser customization called Select Services, is offered to Wallace customers with accounts of over $400,000 but less than $1 million. Tr. 213. Customers who utilize either of these programs are charged via pricing methodology that accounts for both product and service. Charges for the services provided are not broken down separately, rather, they are incorporated into a single price incurred for both product and correlative service. Tr. 174.

                 The WIN program is Wallace's flagship computer program. As described above, it links together order entry, order management, manufacturing, inventory, distribution, and billing systems. Tr. 220. With all these functions coordinated and available in a single software format, WIN allows Wallace to provide LFICwMLs, many of who are out-source customers, with tools to streamline their forms management. If a Wallace customer qualifies for the WIN program, that customer can promptly access the gamut of WIN services on the customer's own personal computer. Tr. 251. Michael Leatherman, a Wallace Senior Vice President and its Chief Information Officer, testified that Wallace invested $34 million over a nine-year period to cultivate the WIN software, basically from scratch, as its software needs were sui generis. Tr. 240. Leatherman was unaware of any commercially available software that could readily supplant the WIN software.

                 Wallace counts its WIN system as a trump card in the competition against its competitors. Since the WIN system has become available, Wallace has won LFICwML accounts from other vendors, including Moore. Tr. 268-70. One of Moore's consultants has admitted that the WIN system "could put Wallace four years ahead of [Moore] in terms of order management." DX60 at 834454. Moore has been struggling intensively to improve its own computer system, retaining Electronic Data Systems as an adscititous partner in systems development. Tr. 60. Moore's costs in its quest for computer system enhancement have been staggering: in 1995, Moore budgeted $44 million, and for 1996, it had budgeted $35 million. McKay Depo. at 111, D.I.
149.  Despite these efforts, Moore has suffered delays in





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


implementing enhanced computer systems, with consequential disappointing earnings figures in its U.S. Forms Divisions. Tr. 60.

                          i)      Wallace's Customers

                 As anecdotal testimonial support, Wallace also offered evidence from two of its satisfied customers. John W. Rountree, an administrator at Public Service Electric and Gas Company of New Jersey ("PSE&G), testified that his company uses about 1200 forms in its day-to-day operations. Rountree stated that PSE&G is a satisfied WIN system user, and that it has out-sourced both the printing and managing of its forms. When asked hypothetically if Moore acquired Wallace, and Moore raised prices by five percent for the same services PSE&G currently received, Rountree answered that if no other vendor could provide those services, PSE&G would pay the increased price. Tr. 338.

                 Similarly, Frank Cuomo, Purchasing Manager with the Pershing Division of Donaldson, Lufkin and Jenrette Securities Corporation, testified that his company uses several hundred forms. Like his PSE&G counterpart, Cuomo is a satisfied WIN customer, and takes advantage of Wallace's forms management services for its national needs. Unlike his PSE&G counterpart, however, Cuomo also uses local vendors for forms purchases where no forms management is needed, so as to not be totally dependent on a single supplier. Tr. 356. In the hypothetical event of a Moore takover and price hike, Cuomo would likewise absorb a price increase of five percent for the same services he currently receives from Wallace. Tr. 353.





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


                          ii)     Wallace's Antitrust Expert

                 Dr. Jerry Hausman, a Professor of Economics at Massachusetts Institute of Technology, testified as Wallace's expert on the antitrust claim. Hausman's expert opinion was based on econometric analyses(25) he performed on raw data provided to him by Wallace. Hausman had Wallace collect all of their bidding data for their LFICwMLs, specifically those with annual contracts worth $500,000 or more. These data were culled for the time period commencing January 1, 1994 up through the present.

                 Initially, Hausman explained that for the statistical population of large (greater than $500,000) contracts on which Wallace chose to bid during the above time period, the four largest incumbent contract holders were Moore at 44%, Wallace at 18%, Standard Register at 15%, and Uarco at 12%. Tr. 547, DX56. After the bidding process closed, these incumbent contracts were awarded anew, with a resultant reshuffling into new proportions: Wallace subsequently won over 50% of the contracts, Moore won about 15%, Standard Register won 12%. Uarco was not able to hold onto any contracts at all. Tr. 547-48, DX 57.

                 From these data, Hausman concluded that the three companies, Moore, Standard Register, and Wallace, are "very important competitive companies," Tr. 548, and are "primarily responsible for servicing large, multi-location customers that wish to out-source the forms function," Tr. 545. He added that the increase in contract wins for Wallace in light of the concurrent decrease for Moore shows that these two entities significantly compete head-





- --------------------

(25.)    An econometric study is the "use of statistical techniques to analyze economic data."  Testimony of Jerry Hausman, Tr. 541.





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


to-head. He pointed out the statistics also showed that Wallace competed against Moore about 75% of the time. Tr. 552.

                 Hausman additionally looked to information generated by Moore itself. On a document entitled "Target Competitor Forms Management Accounts," Moore compiled a list of target customers in the eastern United States whose forms management programs were not administered by Moore as of late summer 1995. DX 51, Deposition of Kathleen W. Sakal at 65. Of these target accounts coveted by Moore, 34 accounts were deemed as having a potential value of $1 million or more. Hausman looked at these accounts and concluded that Wallace and Standard Register each held 38% of those million dollar contracts; together they constituted the majority of Moore competitors.

                 Hausman conceded, however, that there are other LFICwMLs that are serviced primarily by vendors other than Moore, Wallace, and Standard Register. His review of DX 7 demonstrated that may LFICwMLs had contract with other vendors: (company - vendor) Woodward & Lothrop - Duplex; Alex & Alex - Duplex; Alex Brown & Co. - Duplex; Beneficial Management - shared between Wallace and Federal; Shering-Plough - NCR; Wyeth Labs - Federal; Certainteed - shared between Amberst local jobber(26) and Moore; Smith Kline - Duplex; Show Boat - Janice Group; Sun. Co - Ross Martin; Caesars - Ross Martin; Fleet Bank/Shawmut - Duplex; Bankers' Trust - Howard Press; Canada Life - Reynolds & Reynolds; Cole Haan Shoes - Creative Business Forms; Blue Cross/Blue Shield of Maine - uses its own in house program; Bloomingdale's - Uarco; United Technologies - Uarco; NEC -





- --------------------

(26.)    Jobbers have been described as forms distributors that do not manufacture the forms they distribute.  Tr. 179.





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


Uarco; Northeast Utilities - Duplex; United Utilities - Duplex; CenterBank - Duplex; United Illuminating - Duplex; Service America - Uarco; Fag Bearings
- -Uarco; Mercedes Benz Credit - Jobber; Perrier Group of America - Duplex; Cincinnati Bell Info. Systems - Better Business Forms; Tech Data - Reynolds & Reynolds; People Gas - Better Business Forms; Tampa Electric Co. - Better Business Forms; Glaxo/Burroughs - Wellcome - shared between Uarco and Standard Register; Guilford Mills - Jordan Graphics; Overnite Transportation - NCR; Phillip Morris USA - Reynolds & Reynolds; Owens & Manor - Reynolds & Reynolds; Crawford Co. - Duplex; Turner Broadcasting - Reynolds & Reynolds. DX 7; Tr. 588-91.

                 Finally, Hausman deduced further conclusions from the data supplied him by Wallace. His econometric analysis showed that Wallace's gross margin (defined as price minus cost) was lower when Moore was bidding than when Moore was not bidding. DX 12 at paragraph 11; Tr. 566. When Wallace went head-to-head against Moore in the bidding process, Hausman found the Wallace gross margin was lower by about seven to eight percent. Tr. 56. From this, Hausman concluded that "if Moore were not going out head-to-head against Wallace, . . . on average, prices to customer will go up by between seven and eight percent." Tr. 567. Hausman based his conclusion on the premise that if Moore takes over Wallace, Wallace and Moore will be bidding together rather than as competitors; competition between these two companies will therefor be eliminated. Further, he opined that this elimination of competition will not just affect pricing; the technological rivalry between these two competitors will also be abolished, with a resultant inertia in the improvement of overall services.

                 Despite his econometric prowess, Hausman could not offer a definition of Wallace's market share as to LFICwMLs. Neither could he "sort out" what percentage of the total forms sales market is represented by LFICwMLs. Tr. 573. He could not testify as to how many LFICwMLs there are in the U.S. market; other Wallace testimony elucidated that there are approximately 170 Wallace WIN and Select Service customers who fall into this alleged submarket. Tr. 252-254.

                 b)       Moore's Evidence

                          i)      Expert Testimony

                 Not surprisingly, Moore presented economist Dr. Sumanth Addanki from the National Economic Research Associates whose testimony was at stark variance with that of Dr. Hausman. Addanki concluded that the relevant market within which to analyze Moore's acquisition of Wallace is no smaller than U.S. market for the sale of business forms and related services. Tr. 641. He characterized this market as "unconcentrated, vigorously competitive," with customers having a variety of alternative ways to meet their business forms and services needs. Tr. 641. He found that some of these alternatives include local suppliers, regional suppliers, and national suppliers.

                 Addanki also reasoned that here is no logical basis for discerning a discrete product submarket LFICwMLs, and that no one in the industry tracks market share in such a theoretical arena. Tr. 653. Rather than the size of the customer, number of customer locations, or dollar amount spent on forms and forms management services, he concluded that the primary distinguishing factor is the type of industry within which the customer works and





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


how the customer organizes its forms procurement process. He found large customers and small customers expressing similar demands regardless of their size, albeit with idiosyncrasies varying from customer to customer.

                 Addanki's review of bidding data for both Moore and Wallace revealed that vendors are often called upon by large customers to bid on supply requirements without any forms-related management services. American Express, Frank Parsons Paper, and Melville Corp. requested quotes from Moore excluding forms management services. See Sakal Depo. at 41, 47, 53. Further, many large customers are supplied on a "non-contract" or ad hoc basis, as in Wallace's relationship with United Parcel Service, DiscoverCard Services, and State Farm Insurance. See PX 229. Other customers request contracts ranging in duration from one to five years, with the capability of being terminated upon notice by either party. Some customers rely on multiple suppliers for their forms need, such Avis, Homedco, Federal Express, Bank One, Nationwide Insurance and Boeing. See Fitzgerald Depo. at 200, 204, 214-15, 269-71, 315-17, 325. From this,
Addanki concluded the following:

                 [T]here is no single set of requirements that distinguishes 'large forms-intensive customers with multiple locations.' Rather, these customers can, and do, satisfy their forms need in a variety of alternative ways, out-sourcing as little or as much of the management and distribution functions as they choose, arranging their forms procurement process accordingly, buying forms locally, regionally or centrally as needed.

Addanki Expert Report, PX 119 at 7-8.

                 Like Wallace's Vice President Fitzgerald, Addanki also described the forms industry as one in transition. Demand for traditional core products in the forms industry, such





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


as single and multi-ply forms and continuous feed forms, is declining because of technological progress and its impact on customer demands. Shipments of these core products declined by five percent in 1992 and by approximately 4 percent in 1993. PX 119 at 9. As one alternative to paper forms, customers have the option to perform many of their business functions via electronic mail (e-mail) and transmission over local and wide area computer networks. PX 119 at 5.

                 Additionally, LFICwMLs have increasingly restructured and consolidated their forms use and forms suppliers, thus intensifying the competitive pressures between vendors in the forms industry. Corporations such as Andersen Consulting, CSC Index, and Price Waterhouse offer management consulting to re-engineer a given business entity, including the revamping of information systems and the forms generating by those systems. Id. at 12. In sum, Addanki opined that the market for business forms today is vigorously competitive because vendors must continue to grow their sales despite the declining demand for core products. Id.

                 Finally, as a corollary to forms customers' consolidation of their purchases, Addanki identified a growing trend in which many informed and sophisticated forms customers asset their bargaining power by demanding and obtaining favorable pricing by playing one vendor against its competitors. Tr.
683. These factors also exert pressure on the forms vendors to create new methods of servicing customers' form needs more completely.

                 Along with his qualitative evaluation of competition in the business forms industry, Addanki quantified his economic data. Following U.S. Department of Justice Merger Guidelines, Addanki used the Herfindahl-Hirschmann Index ("HHI") to measure





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


concentration in the relevant product market he identified as the business forms industry in the United States. He postulated that there are over 600 vendor participants in this market, with the top 20 vendors accounting for 67% of total sales. PX 119 at 16. As HHI calculations require, each vendor's market share was mathematically squared and then all the squared shares was added. Addanki calculated the HHI of the current market as 432.5. If Moore acquires Wallace, the HHI would increase to 527, an increase of 95 points. Tr. 651. According to Addanki, this figure, well below the Merger Guideline's safe harbor level of 1000, represents an unconcentrated market where a competitively healthy amount of alternative suppliers are available to customers. In terms of real dollars and cents, the entire business forms market in the United
States is approximately $7.5 billion dollars; Moore's and Wallace's combined sales total approximate $1.3 billion or less than 18% of the total business forms market.

                 Based on his evaluation of data supplied by Moore, Addanki concluded that the acquisition of Wallace by Moore would not cause competitive harm in the forms industry in the United States.

                          ii)     Other Moore Evidence

                 Gregory Lynch, Vice President of Moore's Financial Services Group, testified that in the course of its marketing and sales development plans, Moore identified a list of what could be considered LFICwMLs (as defined by Wallace) as potential clients. Out of a possible 2000 LFICwMLs, Moore targeted a limited number (125) of "national accounts," which were defined in Moore's National Account Pocket Dossier as accounts valued at a potential for $1





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


million or more. DX 3 at C6130516. In this National Account Pocket Dossier, Moore estimated its market share for these types of accounts as 25%; the remaining 75% were served by other suppliers. Id. at C6130555. Recently, Moore has shifted its focus to customers who potentially spend over $250,000 in forms and forms-related services. Tr. 626. Moore also classifies its customers into three "vertical segments" by industry type rather than merely by account value: Financial Services, Health Services, and Government Services.

                 Lynch testified as to the competitive nature of the forms and forms services marketplace. In his experience, each individual customer is different and pursues a strategy related to its own needs and goals. Tr. 618. He agreed that there are many alternatives to supplying customer's needs available to Moore's customers, and the range of alternatives itself is ever increasing. He also agreed that the industry has witnessed a trend where customers out-source functions not related to their core business. Although there are businesses that still produce and manage forms internally, using in-house print shops and in-house employees, other businesses may decide to out-source the production of forms, but retain forms management in-house. Other customers out-source both forms management and production.

                 Lynch also testified that, in his experience, his customers are very well informed. Customers insist on "30 day out clauses" which allow them to change suppliers after 30 days. Tr. 624. Competitive conditions in the industry itself are responding to the multiplicity of customer demands. Of increasing importance is the emergence of forms jobbers and distributors, middleman organizations which sell but do not manufacture forms. The industry has witnessed these vendors teaming up with warehousing and distribution firms





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


that provide inventory, distribution, and billing systems. Tr. 178-79; 621-22. Paper mills themselves have also recently entered the competitive fray with various offerings.

                 Effects of the potpourri of alternatives available to Moore customers has not escaped Moore's notice. When Moore informs a customer of a price hike, Moore increasingly runs the risk that the customer will defect to another vendor or vendors. Lynch cited several instances where Moore lost large accounts to smaller vendors when Moore attempted to raise prices; a large contract with a uniform company in Cincinnati was lost to Miami Business Forms; a $4 million American Express contract was lost to a five person organization called General Credit; contracts with CIGNA and Bank of New York were lost to Willliamette. Tr. 623.

         2.      Likelihood of Success on the Merits

                 Before this Court can preliminarily enjoin Moore's proposed merger based on this issue, Wallace, as movement and counterclaimant, must first establish that it has demonstrated a likelihood of success on the merits of its Section 7 claim. See Clean Ocean Action v. York, supra, 57 F.3d 328, 331 (3d Cir. 1995); Allis-Chalmers Mfg. Co. V. White Consol. Indus., Inc., 414 F.2d 506, 510 (3d Cir. 1969), cert. denied, 396 U.S. 1009 (1970). Section 7 of the Clayton Act proscribes mergers or acquisitions "where in any line of commerce or in any activity affecting commerce in any Section of the country, the effect of such acquisition may be substantially to lessen competition, or tend to create a monopoly." 15 U.S.C Section 18. Accordingly, to demonstrate a likelihood of success on the merits, Wallace must fulfill two criteria; first, it must show that it is more probable than not that acquisition of





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


Wallace by Moore will affect a "line of commerce" in "any Section of the country." These respective determinations are informed by the elucidation of a relevant product market and a relevant geographic market. Brown Shoe Co. v. United States, 370 U.S. 294, 324 (1962). Wallace argues that the relevant product market is the forms and forms services market encompassing large, forms-intensive customers with multiple locations; it posits the geographic market as the entire United States.

                 Second, Wallace must show that it is more probable that not the Moore takeover may substantially lessen competition in the relevant product and geographic markets; the mere possibility of substantial impairment to competition will not suffice. Fruehauf Corp. v. FTC, 603 F.2d 345, 351 (2d Cir. 1979); see also United States v. Marine Bancorporation, Inc., 418 U.S. 602, 622-23 (1974) (Clayton Act Section 7 "deals in probabilities" rather than "ephemeral possibilities"). Of equal note, however, is that Wallace need not prove the fruition of actual anticompetitive effects of the acquisition, FTC v. Proctor & Gamble Co., 386 U.S. 568, 577 (1967), as Section 7's underlying purpose is to "arrest apprehended consequences of intercorporate relationships before those relationships could work their evil," Brunswick Corp. v. Pueblo Bowl-O-Mat, 429 U.S. 477, 485 (1977).

                 a)       The Relevant Product and Geographic Markets

                 A necessary predicate to a finding of a violation of Section 7 of the Clayton Act is the definition of the relevant product market and relevant geographical market. United States v. E.I. du Pont de Nemours & Co., 353 U.S. 586, 593 (1957). These market





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


determinations confer the requisite context within which the Court can analyze whether there has been a substantial lessening of competition. Id.

                          i)      Relevant Geographic Market

                 The United States Supreme Court has defined relevant geographic market as the region "where, within the area of competitive overlap, the effect of the merger on competition will be direct and immediate." United States v. Philadelphia Nat'l bank, 374 U.S. 321, 357 (1963). Both parties agree that the relevant geographic market in this case encompasses the entire United States. Tr. 564, 641, and the Court so finds.

                          ii)     Relevant Product Market

                 Determination of the relevant product market quite often is the major battleground in Section 7 litigation, and this case is no exception. See 3 Julian O. von Kalinowski, Antitrust Laws and Trade Regulation, Section 18.01[2] (1995). Another commentator concurs:

                 However wide or narrow the range of inquiry for appraising a merger, market definition is frequently critical. For example, viewed in a wider product . . . market than the minimum necessary to include the merging firms, a merger will appear to have a less significant effect. In contrast, when the products . . . of the merging firms differ, a definition wide enough to bring the merging firms into the same market makes the merger . . . more likely to be seen as troublesome.

Phillip Areeda & Louis Kaplow, Antitrust Analysis, paragraph 506, at 814-15 (4th ed. 1988).





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


                 The criteria relating to product market definition have been set forth by the Supreme Court in the seminal decision Brown Shoe Co. v. United States, 370 U.S. 294 (1962). The Court held that "[t]he outer boundaries of a product market are determined by the reasonable interchageability of use [by consumers] or the cross-elasticity of demand between the product itself and substitutes for it." Id. at 325. Interchangeability of use implies that one product or service is approximately equivalent to another; discounting any degree of preference for the one over the other, either product would work just as well. Allen-Myland, Inc. v. International Business Machines Corp., 33 F.3d 194, 206 (3d Cir. 1994), cert. denied, 115 S. Ct. 684 (1994). Cross-elasticity of demand refers to whether the demand for the second good or service would respond to change in the price of the first. Id. In short, "defining a relevant product market is a process of describing those groups of producers which, because of the similarity of their products [or services], have the ability-actual or potential-to take significant amounts of business away from each other." SmithKline Corp. c. Eli Lilly & Co., 575 F.2d 1056, 1063 (3d Cir.), cert. denied, 439 U.S. 838 (1978).

                 The Supreme Court has also recognized that under appropriate circumstances, a broad product market may be parsed into well-defined submarkets, each comprising a discrete line of commerce unto itself for Section 7 purposes. Brown Shoe, 370 U.S. at 325. If such a submarket(s) does exist, the Court must scrutinize not only the broad, overall market, but must also "examine the effects of a merger in each such economically significant submarket to determine if there is a reasonable probability that the merger will substantially lessen competition." Id. The Brown Shoe Court set forth seven "practical indicia" for lower courts to consider when determining whether a submarket exists: "industry or public





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


recognition of the submarket as a separate economic entity, the product's peculiar characteristics and uses, unique production facilities, distinct customers, distinct prices, sensitivity to price changes, and specialized vendors." Id. All of these indicia need not be present for a well-defined submarket to exist. General Food Corp. v. FTC, 386 F.2d 936, 941 (3d Cir.
1967), cert. denied, 391 U.S. 919 (1968).

                          iii)    Application of the Brown Shoe Criteria:
                                  Wallace's Proposed Submarket

                 The record evidence shows that the parties are sharply divided on their characterizations of the relevant product market. Moore, the aggressor corporation and antitrust defendant, argues for an expensive definition of the relevant product market, as being "comprised of the sales of all business forms and forms management services." Expert Report of Sumanth Addanki, PX119 at 8. In its Securities and Exchange Commission filing Form 10-K for 1994, Moore views itself as serving the "information needs of businesses, government and other enterprises." PX 122 at 5. Similarly, in its Form 10-K, Wallace describes itself as a corporation engaged "predominantly in the computer services and supply industry." PX 26 at 23. Both companies overlap in the supply of products and services, such as business forms, labels, commercial printing, direct mail, and office supplies.

                 Even if Moore's broad characterisation of the relevant product market were accurate, definition of a relevant product submarket would not be foreclosed under Brown Shoe. Wallace contends that there exists a well-defined submarket in this case: "the sale of forms and forms services" to large, multi-location customers." Tr. 564. Wallace argues that application of the Brown Shoe factors conclusively demonstrate that the relevant product market is a submarket within the broad market definition proposed by Moore, and that this submarket is a "line of commerce" unto itself for purposes of the Clayton Act. Ansell Inc. v. Schmid Laboratories, Inc.,
757 F. Supp. 467, 471-74 (D.N.J.) (applying the Brown Shoe criteria to determine relevant product market), aff'd mem. op., 941 F.2d 1200 (3d Cir.
1991).

                          (A) Industry or Public Recognition of the Submarket as a Separate Economic Entity

                 Recognized sources of evidence of industry or public recognition include (1) statements of the merging parties and their own market surveys, annual reports, marketing materials, and preacquisition reports; (2) Industry or trade association publications; (3) the existence of a discrete trade association for the product or services involved; (4) perceptions and statements of major customers; and (5) Industry classification codes of the United States Census Bureau. Von Kalinowski, 3 Antitrust Laws and Trade Regulation Section 18.02[2] (1995) (collecting cases).

                 In support of its proposed submarket definition of LFICwMLs, Wallace relies heavily on the first type of evidence; statements and marketing materials of the parties in this case. The record, however, shows that neither company has historically considered LFICwML as a category unto itself. The best evidence Wallace offers is differential treatment of customers according to account size based on dollar value; even then, there seem to be no well-defined or accepted parameters. Wallace demonstrated that only accounts valued at $1 million or above qualify for participation on the WIN system; another Wallace customer





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


category includes those accounts valued at over $400,000. For reasons known only to Wallace, its economics expert used yet another dollar value for his analyses, i.e., $500,000.

                 Moore documentation was equally all over the scale. In one document, the National Accounts Pocket Dossier, Moore targeted accounts worth $1 million or more for intensive sales promotion and marketing, DX 3 at C6130564, although these efforts have been apparently redefined to include accounts with a floor value of $250, 000. In another document complied for similar purposes, Moore lumped together accounts both small and large, valued from thousands of dollars up through millions of dollars. DX 7. Significantly, in only one instance did either company define a market share for a sub-category of the entire forms industry; Moore choose a cutoff figure of $250,000. DX 61.

                 The evidence also showed in specialized circumstances, that rather than segregating LFICwMLs as a submarket, Moore analyzes its customer base in terms of vertical segments by industry type, such as Financial Services, Health Care, and Governmental. Common sense dictates there will be similarity in forms needs within a given industry sector, such as the banking industry, as contrasted to other, diverse types of businesses, such as hospitals. Finally, and perhaps most significantly, both parties agreed that it is not unusual for a customer to split its forms and forms servicing loyalties among different vendors. As a result, a "large" customer in terms of corporate demographics does not necessarily translate into large business forms customer whose account dollar value corresponds to the breadth of its business form needs. In other words, even assuming there exists a subset of customers defined as LFICwMLs, a given LFICwML may not surrender all of its business form and form service requirements to a single or even primary vendor. Instead of falling into well-defined submarkets based on corporate size, locations, or dollar value of account, business forms and form service customers are aligned along a continuum of diverse needs. Accordingly, the Court finds that there is no industry or public recognition of submarket composed of LFICwMLs.

                          (b)     The Product's Peculiar Characteristics
                                  and Uses

                 Both parties presented convincing evidence of the overwhelming importance of serving a forms and forms service customer's distinct needs. Because customers needs are as diverse as the customers themselves, there is no one forms product or forms service (or set of products and/or services) that can be readily distinguished as its own category. Even if the Court were to accept the premise that LFICwMLs compose a circumscribed subset of forms and forms service customer, the record shows that here is no single product and/or service that is marketed to these target customers alone. A relatively small business forms customer with only one location may desire the same forms and forms management services as a LFICwML, albeit on a different scale. Although out-sourcing may be considered a particular type of service frequently utilized by LFICwMLs, the gamut of out-sourcing options available apply to customers large and small alike.

                 Typically, under this Brown Shoe factor, courts have distinguished products with specialized end uses or characteristics from similar products. See, e.g., Ansel, Inc. v. Schmid, 757 F. Supp. at 473 (different packaging and distribution of latex condoms enough to distinguish between product lines); United States v. American Tech. Indus. Inc., 1974 Trade Cas. paragraph 74,873 (M.D. Pa. 1974) (artificiale Christmas trees considered a separate market from natural Christmas trees). In the case sub judice, there is no basis in the record for discerning any distinct products or services sold to LFICwMLs as compared with those sold to other types of business forms and forms management customers.

                          (C)     Unique Production Facilities

                 This Brown shoe factor requires the Court to evaluate whether business forms and forms management services for LFICwMLs require unique facilities or technology different than that which underlies forms and forms-related services demanded by non-LFICwMLs. See General Foods Corp. v. FTC,, 386 F.2d 936, 943 (3d Cir. 1967) (production facility for steel wool markedly different from facilities for other cleaning devices), cert. denied, 391 U.S. 919 (1968). Wallace argues that the services demanded by LFICwMLs are 'mainly produced by using integrated and sophisticated computer systems" such as WIN. Tr. 543. The record demonstrates that many LFICwMLs, especially those that out-source their forms management functions, derive great benefit from a vendor's sophisticated computer technology.

                 However, the record also shows many LFICwMLs as contracting with companies other than Moore, Wallace, or Standard Register. DX 7. Although Wallace characterizes these other forms vendors as "second-tier" because of a perceived lack of technological out-sourcing capability, the objective evidence demonstrates that even with "inferior" technology (as compared to WIN), these vendors still compete effectively for LFICwML contracts. The Court finds that the evidence does not support a finding that these





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types of customers are served by unique production facilities as typified by the Wallace facility.

                 (D)      Distinct Customers

                 An oft-cited case, Reynolds Metals Co. v. FTC, 309 F.2d 223 (D.C. Cir. 1962), sets forth a clear paradigm of a distinct customer class. In that case, the parties disputed whether a class of customers who purchased decorative aluminum foil used in the floral industry could be considered unique. The court found that:

         the sole purchasers of florist foil are the nation's 700 wholesale florist outlets and, through these, the 25,000 retail florists throughout the country. Despite a clearly lower price for florist foil, . . . other end users of decorative foil have not joined the identifiable mass of florist foil purchasers in noticeable numbers.

Id. at 228.

                 Like the aluminum foil manufacturer in Reynolds, Wallace also attempted to portray LFICwMLs as somehow coalescing into a distinct class of customers. The record evidence, however, shows the opposite to be true: the needs of the customers differ greatly by industry type and idiosyncratic customer preference. For customers that could be described as LFICwML, Moore adduced evidence showing that its forms and forms service demands defy simple classification. For example, American Express requested a bid from Moore for forms and no forms services. Avis, Homedco, and Federal Express were cited as companies that prefer to rely on multiple forms and forms service suppliers. Furthermore, Wallace's Chief of Information Systems testified that a particular LFICwML's needs can vary greatly





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depending on the customer, one may handle its own forms management in-house, and another may out-source those same functions.  Tr. 254-56.

                 Diversity of forms, forms service needs, and out-sourcing are not limited to the LFICwML type of customer. In a document generated by Moore well before the initiation of litigation, Moore identified forms and forms management needs for its smaller customers ranging by account size of $5,000 to $250,000. PX 131 at M4631332. The catalog of products and services primarily used and available to these smaller customers paralleled those described by Wallace as peculiar attributes of LFICwMLs: e.g., custom and stock forms, mailing systems, forms handling equipment, forms management services, warehousing and distribution, and electronic data interchange. Because there appears to be no easy demarcation of forms and forms management attributes as between LFICwML and other smaller customers, as well as within the population of LFICwMLs itself, the Court finds that there is no distinct class of LFICwML customers under Brown Shoe.

                 (E)      Distinct Prices

                 During the hearing, and in its briefs, Wallace emphasized its pricing strategy for LFICwMLs who purchase a bundle of forms management services as an accompaniment to its forms purchases. Such LFICwMLs incur a unified charge that incorporates both product and service; a separate breakdown of price per form and price per service is not available. However, Wallace also presented evidence that other LFICwMLs choose to manage their own forms; it follows that these LFICwMLs are charged no differently for their forms purchases than any other customer who purchases only forms. While a subgroup of LFICwMLs may





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encounter a distinct pricing scheme, the Court finds that the industry does not price its forms and forms management services based merely on a customer's being pigeonholed as a LFICwML.

                 (F)      Sensitivity to Price Changes

                 Wallace offered testimony of two selected WIN customers who expressed a loyal degree of satisfaction in their corporate relationship with Wallace. Both PSE&G and Pershing witnesses admitted without hesitation that if Wallace raised its prices by five percent, they would incur the additional cost and remain Wallace customers.

                 On the other hand, in equally anecdotal fashion, Moore offered concrete evidence where it had informed some of its LFICwMLs of a price increase, the customers fled to another vendor. In light of these competing offerings, the Court cannot conclusively find that LFICwMLs react uniformly with respect to price changes in the forms and forms services industry.

                 (G)      Specialized Vendors

                 This final Brown Shoe criterion looks to whether the product or service is sold or marketed by a unique class of vendor. For example, in United States v. Healthco, Inc., 387 F. Supp. 258 (S.D.N.Y.), aff'd mem. op., 535 F.2d 1243 (2d Cir. 1975), the court distinguished between submarkets for dental equipment and dental sundries. This distinction was based in part on the two industries' different methods for distributing and marketing those products. Dental equipment was marketed via specialized dental dealers and salespeople and





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was personally detailed to dental customers; dental sundries were frequently marketed and sold via mail-order. Id. at 261, 265. Thus, the court justified the different submarkets in part on the existence of the two different types of vendors.

                 Wallace has similarly argued that only three specialized vendors, Moore, Wallace, and Standard Register, offer a complete menu of options capable of serving the forms and forms management needs of LFICwMLs. Pointing to the worst case scenario of a LFICwML that completely out-sources its forms and forms management services, Wallace convincingly showed that extremely sophisticated vendor technology is required to be competitive, and that Moore, Wallace, and Standard Register offer the most competitive, state of the art technology available. The PSE&G customer's testimony highlighted this assertion: as a completely out-sourced customer, dependent on a single vendor, the witness regarded only the larger forms companies Moore, Standard Register, Wallace, and Uarco as viable vendors for PSE&G's out-sourcing needs. Tr. 333.

                 If the evidence showed all LFICwMLs as desiring to out-source the majority of their forms and concomitant services, the Court would agree that only a limited number of "specialized" vendors exist to serve those customers. However, as discussed supra, the evidence showed that LFICwMLs operate along a continuum of out-sourcing needs. Some require little or no out-sourcing; others prefer to liberally out-source. The evidence also showed that a significant number of LFICwMLs contract with vendors not designated by Wallace as specialized, such as Duplex, Vanier, Williamette, Federal, Reynolds & Reynolds, Ross Martin, and Better Business Forms. See, e.g., DX7. Consequently, the Court cannot





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agree that only specialized vendors support the forms and forms management needs of LFICwMLs.

                 (H)      Barriers to Entry

                 In Ansell, Inc. v. Schmid Laboratories, Inc., 757 F. Supp. 467, 474-75, (D.N.J.), aff'd mem. op. 941 F.2d 1200 (3d Cir. 1991), the Third
Circuit Court of Appeals affirmed the district court's augmentation of the Brown Shoe criteria with consideration of another factor, barriers to entry. See also Cargill, Inc. v. Monfort of Colorado, Inc., 479 U.S. 104, 120 n.15
(1986) ("It is also important to examine the barriers to entry into the market, because 'without barriers to entry it would presumably be impossible to maintain supracompetitive prices for an extended time.'")(citation omitted). Low barriers to entry into the market invite entry by new competitors and also expose firms well established in the market to the threat of potential entry. This in turn can induce those firms to hold prices, services, quality, and developments at competitive levels. See 3 Von Kalinowski, supra, at Section 26.02[4]. The converse is also true: high entry barriers reduce the potential for increased competition by dissuading smaller firms from aggressively competing. FTC v. Proctor & Gamble, 386 U.S. at 578.

                 Wallace presented extensive videotape, testimonial, and documentary evidence featuring the superiority of its WIN computer system. Focusing on Moore's struggle to create comparatively competitive technology, Wallace argues that a new entrant into the purported LFICwML submarket would face several years of computer research and development to become competitive. Once again, however, Wallace overlooks the heterogeneity of forms and





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forms-management needs among the LFICwML user population.  For customers like
PSE&G who totally out-source forms management, the WIN system is unparalleled. The costs of building a comparable information system would be monumental and no doubt form a high barrier to entry for those customers.

                 However, further down the consumer spectrum is Pershing, who uses both WIN and local/regional forms vendors; these smaller vendors compete effectively without WIN-type technology for a subset of Pershing's forms business. Depending on how much or little forms services a LFICwML decides to out-source, the evidence shows vendors with lesser technological capabilities successfully vying for those customers. See e.g., DX7. Wallace has demonstrated that its WIN and Select Service LFICwMLs number around 170. Moore has placed the total number of LFICwMLs at 2000; Wallace's share of theses customers is less than ten percent. Even if one assumes that Moore and Standard Register each serve twice as many LFICwML customers as Wallace (a generous assumption), 50% of the LFICwML market remains served by vendors beside Moore, Wallace, and Standard Register. Therefore, even without computer technology approaching that of the WIN system, other vendors compete effectively for a large share of LFICwMLs. A vendor need not surmount as ambitious a hurdle as Wallace erects to enter the forms and forms services market for LFICwMLs.

                 In sum, the evidence has failed to support Wallace's contention that the relevant product market in this case constitutes the sale of business forms and forms-related services to large, multi-location customers. Mindful that the Brown Shoe factors are "practical indicia," and not intended to be mechanically applied, the Court has considered the factors and finds that they fall short of identifying LFICwMLs as a discrete segment of the forms and forms-





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related services market that can fairly be considered a well-defined submarket.
See Bon-Ton Stores, Inc. v. May Dep't Stores Co., 881 F. Supp. at 875. At best, Wallace, leading the pack in technological innovation responsive to the needs of large, form-intensive customers with multiple locations, is beginning to successfully carve out a niche in an industry in transition. That transition has not yet matured to the point where there is an identifiable submarket. Instead, at this time, because customer needs for forms and forms-related services fall along a continuum without regard to corporate size or location, the realities of the forms and forms-related services industry, Wallace has not established that there is a submarket beyond the broader relevant product market in this case, i.e., the entire U.S. market for business forms.(27)

                 b)       Substantial Lessening of Competition

                 Once the relevant product and geographic markets circumscribing the area of effective competition have been defined, the Court must analyze whether the effect of the merger "may be substantially to lessen competition." Brown Shoe, 370 U.S. at 328 (quoting

- --------------------

(27.)    The parties have not argued for the Court's consideration of the relevant product market under the U.S. Department of Justice Merger Guidelines ("Merger Guidelines"), which call for analysis of factors similar to some noted in Brown Shoe. Courts have frequently looked to these Merger Guidelines (most recently promulgated in 1992) as an advisory aid in determining the relevant product market, see 57 Fed. Reg. 41552 (1992); see e.g., Allis-Chalmers Mfg. Co., 414 F.2d at 524; Ansell Inc. v. Schmid, 757 F. Supp. at 475. Because neither party has advanced evidence or data supporting a relevant product market using Merge Guideline analysis, the Court will refrain from considering whether the Merger Guidelines would have yielded that same conclusion as reached under decisional law. However, as discussed infra, Moore has offered evidence under the Merger Guidelines as to the effects of a Moore-Wallace merger on competition within the relevant market.





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


15 U.S.C. Section 18). Inquiry into the likely effect of a Moore-Wallace merger on competition starts with an evaluation of the level of economic concentration in the U.S. market for business forms. While statistics reflecting market share controlled by industry leaders are the focal point of the Court's analysis, the Court is also mindful that statistics must be viewed in light of the particular market's structure, history, and probable future. Brown Shoe, 370 U.S. at 322 n.38.

                 The Department of Justice Merger Guidelines reference the Herfindahl-Hirschman Index ("HHI"), a statistical formula used to calculate and compare market concentration pre- and post-merger. As indicated by Moore's expert Addanki, a market's HHI is calculated by adding the squares of the market shares of those vendors participating in the market. See Merger Guidelines Section 1.5. The Merger Guidelines contemplate a product market to fall into one of three categories: unconcentrated (HHI below 1000), moderately concentrated (HHI between 1000 and 1800), and highly concentrated (HHI above
1800).  Id. at Section 1.51.

                 Finding the relevant product and geographic market to be the forms industry in the entire U.S., Addanki looked at market shares of the top 20 forms vendors (who account for approximately 67% of the forms market dollars). He found the pre-merger HHI value at 432, indicating an unconcentrated market. Following an acquisition of Wallace by Moore, the post-merger HHI value would be 527, indicating that the forms industry market would remain unconcentrated. According to the Merger Guidelines, an unconcentrated product or service market post-merger is indicative of a market "unlikely to have adverse competitive effects." Merger Guidelines Section
1.51.  Based on his statistical analysis and qualitative market





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considerations discussed above, Addanki concluded that a Wallace-Moore merger is unlikely to cause competitive harm. He reported that post-acquisition, forms and forms-related service customers will still enjoy realistic alternatives to which they can readily turn for their needs. DX 119 at 17. Addanki further opined that in such a competitive environment, a Wallace-Moore combination could neither successfully exercise unilateral market power, nor facilitate coordination and collusion among remaining vendors. See Merger Guidelines Section 2.2 (cautioning against the danger that, post-acquisition, a merged firm may be able to unilaterally elevate the price and suppress the output of a product and still capture any sales lost due to that price rise, if Buyers will substitute another product that is now sold by the merged firm); Hospital Corp. of Am. v. FTC, 807 F.2d 1381, 1386 (7th Cir. 1986) (courts must consider whether acquisition will make it "easier for the firms in the market to collude, expressly or tacitly, and thereby force price above or farther above the competitive level"), cert. denied, 481 U.S. 1038 (1987).

                 In direct contrast, Wallace's expert, Hausman, offered no such market share or market concentration statistics in his data, all of which incorrectly assumed a relevant product submarket of sales of large, forms-intensive customers with multiple locations. In fact, Hausman explicitly disclaimed any knowledge of Wallace's market share of LFICwMLs and what percentage of the total forms sales market is represented by LFICwMLs. Notwithstanding his incomplete information base, Hausman concluded that were Moore to acquire Wallace, Moore would be able to raise prices of forms and forms-related services to LFICwML by seven or eight percent, a figure Hausman termed as statistically significant.





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


                 First, Hausman drew his conclusion based on 51 bidding situations in 1994 and 1995 where Wallace bid on LFICwML contracts valued at $500,000 or greater. TR. 584. Where Wallace successfully competed directly against Moore for such contract bids, the data showed that Wallace had enjoyed a lesser gross profit margin by seven or eight percent. These figures are corroborated by the testimony of Wallace's Chief Executive Officer Cronin. Cronin confirmed that when competing directly against Moore as finalists for a customer contract, Wallace's corporate strategy involved lowering its bid price to be more competitive. With respect to other competitors, however, Wallace did not lower its prices as much or even at all. Hausman's data also showed that for this same time period, Wallace was able to win over 46% of Moore's LFICwLMs with its with its bidding tactics.

                 From the data, Hausman then assumed the converse to be true: post-acquisition, with Wallace eliminated from the marketplace, Moore would be able to raise its contract prices by this same seven or eight percent. Hausman postulated this effect to be the sine qua non of substantially lessened competition. The Court will assume Wallace has preliminary established that when Moore competes against Wallace for LFICwMLs, those customers will receive a lower price than if the two entities did not compete. However, the Court cannot credit Hausman's other empirical assertions, unsupported by market share data, that no matter how broadly or narrowly one defines the market, there would be a substantial lessening of competition post-acquisition. Hausman cannot draw his conclusion in a vacuum; market definition provides the necessary context within which the lessening vel non of competition must be evaluated. United States v. E.I. du Pont de Nemours & Co., 353 U.S. 586, 593
(1957).





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


                 The Court is unaware of any precedent where a substantial lessening of competition was found without regard to definition of a relevant product market, submarket, market share, or market concentration. To the contrary, an antitrust plaintiff cannot prevail by simply alleging a lessening of competition within a limited subset of customers; plaintiff must also evaluate the significance of this impact in the "universe" of the relevant product market. United States v. Gillette Co., 828 F. Supp. 78, 83 (D.D.C.
1993). Here, as stated above, Wallace has not shown any probability of establishing its proposed submarket of LFICwML within the entire U.S. business forms industry; the only realistic market definition supported by the evidence, at least at this stage of the litigation, it the broad U.S. forms industry.
The Court is willing to assume arguendo that there is a subset of LFICwMLs that would only look to Moore, Standard Register, or Wallace for their forms and forms-management services, and that these will pay higher prices is there is a Moore takeover of Wallace. Even so, Wallace's failure to show that the lessening of competition for these customers would have the effect of substantially lessening competition in the overall relevant product market is fatal.

                 Similarly, the Court is willing to assume as true that if Moore were to merge with Wallace, Moore's arch-rival in the technology and service arena would be removed from the competitive mix. However, the evidence showed that other competitors are "attempting to create similar services" to the WIN system, Tr. 256-57, some of which "compete[ ] favorably with WIN," PX 128 at 2. Moore has demonstrated that it views competitors other than Wallace as posing real and significant competitive threat; it therefore unlikely that Moore will be content with the status quo in terms of staying competitive on the technological and service fronts.





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                 In short, the uncontroverted evidence shows that the relevant product market in this case is currently unconcentrated and will remain so even if Moore acquires Wallace. HHI calculations confirm that the merger falls within the safe harbor as defined by the Department of Justice Merger Guidelines. In addition, most likely stymied by both lack of time and the transitional nature and state of flux of the forms industry, Wallace did not present a requisite showing under decisional law that competition in the relevant product market will be substantially lessened in the event of a Moore takeover. Accordingly, the Court finds that Wallace has failed to show a likelihood of success on the merits of its Section 7 Clayton Act counterclaim.

         3.      Irreparable Injury and Harm to Public Interest

                 Wallace has presented uncontroverted testimony that customers have deferred their award of contracts to Wallace because of the uncertainty of the pending takeover offer. If these customers eventually choose other vendors, Wallace will certainly suffer damage in the form of lost profits. Moreover, Wallace correctly asserts if Wallace is merged into Moore, Moore will gain access to its proprietary computer technology, thereby negating its technological advantage and consequent competitive superiority. The Wallace technological and correlative competitive superiority could never be reclaimed if an eventual trial should result in a finding that Moore violated Section 7 of the Clayton Act. In contrast, the injury Moore would suffer if the merger were preliminarily enjoined on antitrust grounds is loss of incremental profit anticipated by reason of the merger. The Count concludes that if the





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merger goes through and there is no injunction, Wallace will suffer far more irreparable injury than Moore.

                 Those form intensive customers with multiple locations who require the full panaply of forms and form services, which can only be met by Moore, Wallace and Standard Register, will incur higher costs if in fact there is a merger of Moore and Wallace. In that sense, since those customers are part of the public, the public interest would be served by grant of an injunction.

         4.      Balancing of All Four Preliminary Injunction Factors

                 The Court has found Wallace has failed to satisfy the first criteria for grant of injunctive relief in that it has not demonstrated a likelihood it will prevail on the merits at a final hearing. However, the Court has found Wallace did carry its burden in demonstrating that the irreparable harm it will suffer far exceeds the irreparable injury to Moore if the injunction does not issue. Similarly, the fact that there will a decrease in competition for even a limited subset of business forms customers weighs in favor of finding that Wallace has carried its burden in demonstrating the public interest will be served if an injunction were granted on antitrust grounds.

                 AT&T Co. v. Winback and Conserve Program Inc., 43 F.2d 1421, 1429 (3d Cir. 1974), instructs that "[t]he injunction should issue only if the plaintiff (movant for the





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injunction) produces evidence sufficient to convince the district court that all four(28) factors favor preliminary relief." In a footnote in the same opinion, the above-quoted language was blunted with the instruction that the "district court should award preliminary injunctive relief only upon weighing all four factors." Id. at 1427, n.8. Weighing all four factors and recognizing that three of the criteria counsel for issuance of the injunction, the fact remains that without both a probability of success on the merits and irreparable injury to the movant, a preliminary injunction should not issue. Accordingly, if the entire section IV(B) were not dicta, an order would be entered denying the Wallace motion for preliminary injunction.

                                V.  CONCLUSION

                 The Court has found Wallace carried its burden under the Unocal enhanced judicial scrutiny test and Moore has not rebutted the presumption that the Wallace Board acted properly under the Business Judgment Rule in refusing to redeem its poison pill. As a consequence, an order will be entered denying Moore's motion for preliminary injunction.

                 The Court has also held a target in a hostile tender offer cannot challenge a proposed merger with the acquiror on the ground the merger would violate federal antitrust laws because it lacks antitrust standing. In order to facilitate appellate review in the event the

- --------------------

(28.)    Relativity of harm to the plaintiff and defendant has been combined into one factor in the text.





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Third Circuit Court of Appeals were to hold a target does have antitrust standing, this Court concluded that the requested Wallace injunction should not issue.

                 An order will be entered denying Moore's motion for preliminary injunction and granting Moore's motion to dismiss the Wallace antitrust counterclaim.





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